UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007

Commission File Number 333-78481

Great Panther Resources Limited

(Translation of registrant's name into English)

Suite 350, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.	Form 20-F ☒ Form 40-F [	]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's home country), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

Consolidated Financial Statements

(Expressed in Canadian dollars)

GREAT PANTHER RESOURCES LIMITED

Years ended December 31, 2006, 2005 and 2004

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors of Great Panther Resources Limited

We have audited the accompanying consolidated balance sheets of Great Panther Resources Limited as of December 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our audit opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Great Panther Resources Limited as of December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1 to the consolidated financial statements, the Company has suffered recurring losses and operating cash flow deficiencies that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such measurement differences is presented in note 13 to the consolidated financial statements.

Chartered Accountants

Vancouver, Canada

March 16, 2007

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

GREAT PANTHER RESOURCES LIMITED

Consolidated Balance Sheets

(Expressed in Canadian dollars)

December 31, 2006 and 2005

	2006	2005

Assets

Current assets:
Cash and cash equivalents	$9,208,048	$5,295,397
Amounts receivable, net (note 3)	4,120,584	1,001,121
Inventory	605,127
Prepaid expenses and deposits	821,614	183,912
	14,755,373	6,480,430
Office equipment, net of accumulated amortization
of $51,006 (2005 - $44,468)	113,817	99,865
Mineral properties, plant and equipment (note 5)	17,263,069	12,638,675

	$32,132,259	$19,218,970

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$911,928	$231,866
Income taxes payable	127,475	-
Current portion of long-term debt (note 7)	1,182,814	4,841,090
	2,222,217	5,072,956
Long-term debt (note 7(a))	104,127	746,127
Convertible payable note (note 7(b))	1,163,799	-

Asset retirement obligations (note 5(iii))	92,285	-

Future income taxes (note 10)	-	17,459
	3,582,428	5,836,542

Shareholders’ equity:
Capital stock (note 8)	$46,393,145	$21,536,440
Contributed surplus (note 8)	6,077,864	1,638,819
Equity component of convertible note	1,006,000	-
Shares to be issued on exercise of warrants	-	49,910
Deficit	(24,927,178)	(9,842,741)
	28,549,831	13,382,428

Continuing operations (note 1)
Commitments and contingencies (notes 4, 5, 6 and 7)
Subsequent events (notes 6 and 12)
	$32,132,259	$19,218,970

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Robert A. Archer”	“Kaare G. Foy”
Chief Executive Officer	Chief Financial Officer

GREAT PANTHER RESOURCES LIMITED

Consolidated Statements of Operations and Deficit

(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

	2006	2005	2004

Mineral sales	$7,069,442	$-	$-
Cost of sales	7,119,047	-	-
Amortization and depletion of mineral properties,
plant and equipment	1,415,231	-	-
	(1,464,836)	-	-

Expenses:
General and administrative
Incurred (schedule)	4,073,923	1,986,450	710,405
Stock-based compensation	3,898,774	258,802	189,542
Mineral property exploration
expenditures (notes 2(f) and 6)	3,968,083	2,340,398	1,710,243
Director fees:
Incurred	135,000	60,000	43,335
Stock-based compensation	774,000	98,496	204,308
Management fees	189,350	112,080	74,000
Amortization	6,538	12,579	2,719
	13,045,668	4,868,805	2,934,552
	(14,510,504)	(4,868,805)	(2,934,552)

Other income (expenses):
Interest income	366,319	27,251	14,870
Interest expense	(830,236)	(357,011)	-
Write-down of San Taco mineral property
acquisition costs (note 5)	-	(403,634)	-
Gain on sale of investment	-	-	26,025
	(463,917)	(733,394)	40,895

Loss before provision for income taxes	(14,974,421)	(5,602,199)	(2,893,657)

Income tax recovery (expense)	(110,016)	370,514	-

Loss for the year	(15,084,437)	(5,231,685)	(2,893,657)

Deficit, beginning of year	(9,842,741)	(4,611,056)	(1,717,399)

Deficit, end of year	$(24,927,178)	$(9,842,741)	$(4,611,056)

Diluted and basic loss per share (note 2(n))	$(0.25)	$(0.22)	$(0.22)
Weighted average number of common
shares outstanding	59,720,424	23,986,543	13,443,920

See accompanying notes to consolidated financial statements.

GREAT PANTHER RESOURCES LIMITED

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Cash flows used in operating activities:
Loss for the year	$(15,084,437)	$(5,231,685)	$(2,893,657)
Items not involving cash:
Amortization and depletion of mineral
properties, plant and equipment	1,415,231	-	-
Amortization	6,538	12,579	2,719
Foreign exchange	(12,395)	(119,478)	(38,509)
Stock-based compensation	4,672,774	357,298	393,850
Shares issued for mineral exploration
expenditures	613,000	50,000	-
Future income tax recovery	(17,459)	(370,514)	-
Write-down of mineral property acquisition costs	-	403,634	-
Interest accretion on debt discount	378,363	357,011	-
Interest accretion on convertible note payable	149,799	-	-
Gain on sale of short-term investment	-	-	(14,870)
Changes in non-cash operating working capital:
Amounts receivable	(3,119,463)	(733,324)	(207,850)
Inventory	(605,127)	-	-
Prepaid expenses and deposits	(637,702)	(133,758)	(38,889)
Accounts payable and accrued liabilities	680,062	29,380	114,525
Income taxes payable	127,475	-	-
Net cash used in operating activities	(11,433,341)	(5,378,857)	(2,682,681)
Cash flows from financing activities:
Due to directors and related parties	-	(37,654)	(171,816)
Issuance of shares for cash, net of issue costs	13,866,639	13,874,042	3,925,712
Proceeds on issuance of convertible note
payable	2,020,000	-	-
Repayment of long-term debt	(4,897,504)	-	-
Proceeds received in advance and on exercise
of warrants	9,224,170	1,136,555	-
Proceeds on exercise of options	869,257	36,000	-
Net cash from financing activities	21,082,562	15,008,943	3,753,896
Cash flows used in investing activities:
Mineral properties expenditures	(5,716,080)	(852,655)	-
Acquisition of subsidiary	-	-	(66,167)
Invested in short-term investments	-	-	-
Proceeds from disposal of short-term investments	-	-	15,410
Purchase of net assets of Topia mine	-	(888,405)	-
Purchase of net assets of Guanajuato mines	-	(4,428,416)	-
Purchase of equipment	(20,490)	(89,185)	(20,549)
Net cash used in investing activities	(5,736,570)	(6,258,661)	(71,306)
Increase (decrease) in cash and cash equivalents	3,912,651	3,371,425	999,909
Cash and cash equivalents, beginning of year	5,295,397	1,923,972	924,063
Cash and cash equivalents, end of year	$9,208,048	$5,295,397	$1,923,972

GREAT PANTHER RESOURCES LIMITED

Consolidated Statements of Cash Flows, Continued

(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

	2006	2005	2004

Supplementary cash flow information:
Income taxes paid	$-	$-	$-
Interest expense paid	-	-	-
Interest income received	302,074	27,251	14,870
Non-cash financing and investing transactions:
Shares issued and increase in mineral
properties on acquisition	-	-	1,456,982
Shares issued in exchange for prior year
share subscription advances	-	-	261,775
Warrants and options issued for financing fee	251,500	606,083	242,602
Assumption of debt on purchase of
net assets of Topia mine	-	1,430,937	-
Assumption of debt on purchase of
net assets of Guanajuato mines	-	3,918,747	-
Assumption of debt on purchase of Arcoiris
Concession (note 4(c))	231,260	-	-
Mineral property addition upon recognition
of asset retirement obligation	92,285	-	-
Shares issued and funds received
in prior years	49,910	-	-

See accompanying notes to consolidated financial statements.

GREAT PANTHER RESOURCES LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

1.	Nature of continuing operations:

Great Panther Resources Limited (the Company) was continued under the Business Corporations Act (Yukon) on March 22, 1996 and continued under the Business Corporations Act (British Columbia) on July 9, 2004. On October 2, 2003, the Company changed its name from Great Panther Inc. to Great Panther Resources Limited and the common shares were consolidated whereby every ten common shares before consolidation became one common share after consolidation.

The Company is in the business of acquisition, production, development and exploration of mineral properties in Mexico. Of the properties in which the Company has an interest, the Topia and Guanajuato mines were in production at the balance sheet date. The Company’s other mineral property interests are in the exploration stage and it has not yet been determined as to whether these properties contain ore reserves that are economically viable. The underlying value and the recoverability of amounts shown for exploration stage properties is dependent upon the existence of economically recoverable mineral resources, the ability of the company to obtain financing necessary to complete exploration and development of the mineral property interest and future profitable production or proceeds from the disposition of mineral property interests.

During the years ended December 31, 2006 and 2005, the Company incurred losses of approximately $15,084,000 and $5,232,000, respectively, and used cash in operations of approximately $11,433,000 and $5,379,000, respectively. As at December 31, 2006, the Company had an accumulated deficit of approximately $24,927,000 and a working capital balance of $12,533,156.

Notwithstanding these continuing losses and operating cash flow deficiencies, these consolidated financial statements have been prepared by management on a going concern basis in accordance with Canadian generally accepted accounting principles. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and settle its liabilities and commitments in the normal course of business.

The ability of the Company to continue as a going concern and to realize on its assets and discharge its liabilities when due in the normal course of business is dependent upon the existence of economically recoverable mineral reserves and the ability to raise adequate financing from lenders, shareholders and other investors to support its business activities. Management plans to raise funds through equity financings if additional funds are required in the next fiscal year. These consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

2.	Significant accounting policies:

(a) Basis of presentation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, New Age Investments Inc., Minera Mexicana el Rosario, S.A. de C.V., Metalicos de Durango, S.A. de C.V. and Minera de Villa Seca, S.A. de C.V. Significant inter-company balances and transactions are eliminated on consolidation.

GREAT PANTHER RESOURCES LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

2.	Significant accounting policies (continued):

	(a)	Basis of presentation (continued):

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The significant measurement differences between those principles and requirements promulgated by the Financial Accounting Standards Board and the Securities and Exchange Commission (collectively US GAAP), as they affect the Company, are disclosed in note 13.

	(b)	Use of estimates:

The preparation of the consolidated financial statements requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the assessment for impairment and useful life of mineral properties, plant and equipment, valuation of amounts receivable and future income tax assets, assumptions used in determining the fair value of non-cash stock-based compensation and the fair value assigned to the net assets acquired and liabilities assumed on acquisition. Due to the inherent uncertainty involved with making such estimates, actual results reported in future years could differ from these estimates.

	(c)	Cash and cash equivalents:

Cash and cash equivalents consist of highly liquid investments that are readily convertible to known amounts of cash and have maturity dates of three months or less from the date of purchase.

	(d)	Short-term investments:

Short-term investments include investments in marketable securities which are recorded at lower of cost and market.

	(e)	Inventory:

Inventory consists of concentrate inventories which are valued at the lower of average cost and net realizable value. Costs include all direct costs incurred in production, including mining, crushing and mill processing costs and an allocation of overhead and general and administrative costs. Supplies inventory, which includes the cost of consumables used in operations, such as fuel, grinding media, chemicals and spare parts, are stated at the lower of average costs and replacement costs.

GREAT PANTHER RESOURCES LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

2.	Significant accounting policies (continued):

	(f)	Mineral properties, plant and equipment and change in accounting policy:

The Company’s policy is to expense, as incurred, exploration expenditures, periodic option payments related to mineral properties and administrative and land use costs incurred prior to commercial feasibility of mining operations being established. Mineral property acquisition expenditures are capitalized.

Mineral property sales proceeds or option payments received for exploration rights are treated as cost recoveries. Mineral property acquisition costs include the cash consideration and the fair value of common shares issued for mineral property interests, pursuant to the terms of the relevant agreement. Costs related to the acquisition of property and mineral rights, equipment, construction of production facilities and the development and betterment of mine infrastructure and equipment are capitalized. Costs of permitting, evaluation and feasibility are capitalized upon completion of an analysis which demonstrates the economic viability of the mineral deposit.

Once commercial production has commenced, production facilities and equipment, stated at cost, are depreciated using the straight-line method or units-of-production method, if sufficient reserve information is available, over their estimated useful lives, not to exceed the life of the mine to which the assets relate. As at December 31, 2006, the Company did not have a reliable estimate of reserves and therefore did not use units-of-productions method.

Vehicles and office equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives. Maintenance and repairs are charged to operations as incurred. When assets are retired or sold, the costs and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in operations.

	(g)	Office equipment:

Equipment is recorded at cost. Amortization of computer equipment is provided at 30% per annum on the declining balance basis and approximately 3 years on a straight-line basis at a subsidiary operation. Amortization of all other office equipment is provided at 20% per annum on the declining balance basis for the office equipment of the parent and 10 years on a straight-line basis for office equipment at its subsidiaries.

GREAT PANTHER RESOURCES LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

2.	Significant accounting policies (continued):

	(h)	Impairment of long-lived assets:

The Company reviews and evaluates its long-lived assets, including mineral properties, plant and equipment, for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to its estimated undiscounted future cash flows expected to be generated by the asset. Measurement of an impairment loss is based on the excess of the estimated fair value of the asset over its carrying value.

At each reporting period and whenever events or circumstances indicate that an asset's fair value may not be at least equal to its carrying value, management of the Company reviews the net carrying value. These reviews involve consideration of the fair value of each property to determine whether a permanent impairment in value has occurred and whether any asset write down is necessary. The Company considers metals prices, cost of production, proven and probable reserves and salvage value of the property and equipment in its valuation.

Management's estimates are subject to risks and uncertainties of changes affecting the recoverability of the Company's investment in its mineral property, plant, equipment and mine development. Management's estimates of these factors are based on current conditions. Nonetheless, it is reasonably possible that in the near term, changes that could adversely affect management's estimate of net cash flows expected to be generated from its properties could occur. This would necessitate a write down for asset impairment.

	(i)	Stock-based compensation:

The Company accounts for stock-based payments granted to non-employees after January 1, 2002 and employees after January 1, 2003 using the fair value based method. Under the fair value based method, compensation cost is measured at the fair value as the awards are earned and services performed and charged to operations over the service period which normally is the period during which the options vest.

	(j)	Revenue recognition:

The Company recognizes revenue from the sale of concentrates based on the market metal prices and mineral content when title to the concentrates transfers to the customer, which generally occurs on the date of shipment. Revenue is recorded in the consolidated statement of operations gross of treatment and refining costs paid to counter parties under terms of the off take arrangements. Revenue from the sale of the concentrates is subject to adjustment upon final settlement based upon metal prices, weights and assays. Adjustments to revenue for metal prices are recorded monthly and any other adjustments are recorded on final settlement.

GREAT PANTHER RESOURCES LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

2.	Significant accounting policies (continued):

	(k)	Reclamation and remediation:

The Company's mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The Company recognizes the fair value of future reclamation and remediation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that results from the acquisition, construction, development, and/or normal use of the asset, if a reasonable estimate of fair value can be made. The liability is measured initially at fair value and the resulting cost capitalized into the carrying value of the related assets. In subsequent periods, the liability is adjusted for accretion of the discount and any change in the amount or timing of the underlying cash flows. The asset retirement cost is depreciated over the remaining life of the assets.

It is reasonably possible that the ultimate cost of remediation and reclamation could change in the future due to uncertainties associated with defining the nature and extent of environmental contamination, the application of laws and regulations by regulatory authorities and changes in remediation technology. The Company continually reviews its accrued liabilities, if any, as evidence becomes available indicating that its remediation and reclamation liabilities may have changed. Any such increases in costs could materially impact the future amounts charged to operations for reclamation and remediation obligations.

	(l)	Foreign currency translation:

The functional currency of the Company and its subsidiaries is the Canadian dollar.

Monetary items denominated in a foreign currency are translated to Canadian dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in income.

	(m)	Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences), and tax loss carry forwards. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to be in effect when the temporary differences are likely to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount that is, in management’s estimation, more likely than not to be realized.

GREAT PANTHER RESOURCES LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

2.	Significant accounting policies (continued):

	(n)	Loss per share:

Basic loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the reporting period. Diluted loss per share is computed similar to basic loss per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options or warrants were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period. Diluted loss per share is the same as basic loss per share because the effect on the basic loss per share of outstanding options and warrants is anti-dilutive.

	(o)	Comparative figures:

	Certain comparative figures have been reclassified to conform with current year presentation.

3.	Amounts receivable, net:
		2006	2005

	Value added tax recoverable	$3,002,521	$1,118,568
	Other	1,268,063	32,553
		4,270,584	1,151,121
	Allowance for doubtful amounts	(150,000)	(150,000)

		$4,120,584	$1,001,121

The Company, through its Mexican subsidiaries, pays value added tax on the purchase and sale of goods and services at a rate of 15%. The net amount paid or payable is recoverable, but such recovery is subject to review and assessment by local tax authorities. The Company has made a provision for any amounts which may not be recoverable.

4.	Acquisitions:

(a)	Topia Mine:

On June 30, 2005, the Company purchased 100% of the ownership rights in and to all the fixed assets, machinery, equipment and Topia Mining Concessions pursuant to the Topia Purchase Agreement located in the Municipality of Topia, State of Durango, Mexico.

In consideration for the rights outlined in the Topia Purchase Agreement, the Company initiated payments totaling US$2,551,678 as follows:

(i) US$100,000 upon registration of the option agreement and expensed as mineral exploration costs;

(ii)

US$150,000 upon notification to option or of the Company’s decision to exercise the option to purchase the rights and the assets of the mine, and US$540,165 (paid) on the date of the formal signing of the purchase agreement totaling CAD$851,721;

GREAT PANTHER RESOURCES LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

4.	Acquisitions (continued):

	(a)	Topia Mine (continued):

		(iii)	three annual payments of US$300,000 (paid), US$300,000 and US$346,919 each on the first, second and third year, respectively, commencing 18 months after the date of the agreement; and

(iv)

the Company has also agreed to assume the debt currently encumbering the property, totaling US$814,594 (US$325,527 paid upon signing of the purchase agreement). The debt is repayable out of production from concentrate sales as a 10% Net Smelter Return.

The net present value of the Company’s post acquisition payment requirements pursuant to the Topia Purchase Agreement and assumed debt has been determined by discounting the face value of the US$1,761,493 (CAD$2,158,534) at the Company’s estimated current borrowing cost to the date of acquisition, to equal $1,430,937. The carrying value of this liability of $1,323,741 (note 7(a)) at December 31, 2006 is being accreted to its face value over a period of up to two years.

The acquisition was accounted for as an asset acquisition. The following table summarizes the fair value of consideration given and the estimate fair value of assets acquired as at the acquisition date:

Assets acquired:
Plant	$1,730,573
Mineral properties	269,516
Offices and mobile equipment	319,253

$2,319,342

Consideration given:
Cash and direct costs of acquisition	$888,405
Debt	1,430,937

$2,319,342

The Company incurred mineral exploration expenditures on mineral property included in the Topia Mine Project both prior and subsequent to the acquisition transaction (note 6).

(b)	Guanajuato Mine:

On October 25, 2005, the Company purchased a 100% ownership interest in a group of producing silver- gold mines in Guanajuato, Mexico which includes 2 main properties, a plant, workshops and administration facilities, mining infrastructure, equipment, and certain surface rights (real estate). The total purchase price was US$7,250,000 (paid) consisted of staged cash payments to the end of 2006. The cash paid and direct acquisition costs incurred at the acquisition date totaled $4,428,416. The payments had been discounted at the Company estimated current borrowing rate to the date of acquisition, which net present value equals $3,918,747. As at December 31, 2006, no remaining obligations remained.

The acquisition was accounted for as an asset purchase. The following table summarizes the fair value of consideration given and the estimated fair value of assets acquired at the acquisition date:

GREAT PANTHER RESOURCES LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

4.	Acquisitions (continued):

(b)	Guanajuato Mine (continued):

Assets acquired:
Plant	$2,049,063
Mineral properties	3,750,000
Offices and mobile equipment	811,722
Land	1,736,378

$8,347,163

Consideration given:
Cash and direct costs of acquisition	$4,428,416
Debt	3,918,747

$8,347,163

The Company incurred mineral exploration expenditures on mineral properties included in the Guanajuato Mine Project both prior and subsequent to the acquisition transaction (note 6).

Legal proceedings exist in which The Sociedad Cooperativa Minero Metalúrgica Santa Fe de Guanajuato (the Cooperativa), Minera Mexicana el Rosario, S.A. de C.V. (MMR) and one of MMR’s officers have been named as defendants in a lawsuit filed by several members of the Cooperativa. The lawsuit alleges that the sale of the Guanajuato mine assets should be nullified on the basis that the proceedings leading to the approval of the sale did not meet specific requirements as set out in the bylaws of the Cooperativa. The claimants are also seeking unspecified damages, lost profits and payment of expenses and lawyers fees.

The Company’s legal representatives have reviewed the basis of their claim and have concluded that the sale of the assets by the Cooperativa to MMR met the requirements set out by the bylaws of the Cooperativa and, as such, management believes the lawsuit is without merit.

(c)	Arcoiris Concession:

On March 8, 2006, the Company purchased a 100% interest in the Arcoiris concession. The agreement requires cash payments of US$20,000 (paid) upon signing of the purchase agreement and additional staggered payments totaling US$280,000 (US$80,000 paid). The Arcoiris concession is a strategic claim that is contiguous with the existing Topia Mine Property. The 100 hectare concession contains portions of the strike extension and down-dip projection of the Dos Amigos Vein that the Company has already started developing on its own ground.

(d)	Fundiciones Property:

On May 15, 2006, the Company purchased a 100% interest in the Fundiciones property. The agreement requires cash payments of Pesos$2,250,000 (CAD$222,300) (paid) upon signing of the purchase agreement and an additional payment of Pesos$5,447,029 (CAD$538,166) (paid). The additional 3.88 hectares of real estate is adjacent to the existing plant at Guanajuato and the purchase will facilitate any future expansion of the plant facilities.

GREAT PANTHER RESOURCES LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

5.	Mineral properties, plant and equipment:

The major components of the Company's mineral properties, plant and equipment at December 31, 2006 and 2005 are as follows:

	2006	2005

Topia Mine (note 4(a)):
Mineral properties	$1,577,851	$1,320,489
Plant and equipment (i)	5,002,155	2,396,847
Building and mobile equipment	383,086	319,253
Asset retirement obligations (iii)	52,734	-
	7,015,826	4,036,589
Accumulated depreciation and depletion	(615,898)	-
	6,399,928	4,036,589

Guanajuato Mines (note 4(b)):
Mineral properties	$3,750,000	$3,750,000
Plant and equipment (i)	4,248,128	2,235,444
Building and mobile equipment	1,075,714	811,722
Land	2,480,539	1,736,378
Asset retirement obligations (iii)	39,551	-
	11,593,932	8,533,544
Accumulated depreciation and depletion	(799,333)	-
	10,794,599	8,533,544
Other mineral properties – Santo Nino and San Taco (ii)	68,542	68,542
	$17,263,069	$12,638,675

(i)

After acquisition of the Topia Mine and Guanajuato Mine in fiscal year 2005 (note 4(a) and 4(b), the Company incurred plant rehabilitation expenditures of $539,519 and $160,444, and acquired mine equipment of $126,755 and $25,937, respectively, which have been capitalized to plant and equipment in 2005. Plant facilities, building and plant rehabilitation expenditures were not amortized in 2005 as the plants were not in service in 2005 to allow for plant maintenance and upgrading subsequent to their acquisition.

(ii)

During the year ended December 31, 2005, the Company elected to discontinue exploration of the San Taco property. The fair value of the property as at December 31, 2005 was determined to be nil and as a result, the carrying value of $403,634 was written off in 2005 resulting in the recovery of future income taxes of $102,813.

GREAT PANTHER RESOURCES LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

5.	Mineral properties, plant and equipment (continued):

	(iii)	The Company’s asset retirement obligation relate to site-restoration and clean-up costs related to its Topia and Guanajuato mines.
A reconciliation of the provision for asset retirement obligations is as follows:

	2006	2005

Beginning balance - January 1, 2006	$-	$-
Liabilities incurred in the current period	92,285	-
Accretion expense	-	-

	$92,285	$-

	The provision for asset retirement obligations are based upon the following assumptions:

	• The total undiscounted cash flow required to settle the obligation is approximately US$175,000;

	• Asset retirement obligation payments are expected to occur during fiscal year 2011; and

	• A credit adjusted risk-free rate of 26.8% has been used to discount cash flows.

	(iv)

The Company’s subsidiary, Minera de Villa Seca, S.A. de C.V., is being reviewed by the Social Security Institution primarily for fees which it views may be owing by a contractor of the Company during the period March to October 2006. The Company has determined that it is not possible to assess the outcome of this review, but the Company does not expect that the outcome will have a material impact on the Company’s financial position.

6.	Mineral property exploration expenditures:
	The continuity of the expenditures on the mineral properties for 2006 is as follows:
							Property
			Santo	San	Topia		Topia
		San	Nino	Taco	Main Block		II to IV		Guanajuato		Virimoa	Mapimi
		Antonio	(a)	(b)	note 4	(a)	note (4	(a)	note 4	(b)	(c)	(d)	2006

	Exploration expenses:
	Option payments	$-	$11,495	$-	$-		$-		$-		$192,337	$625,639	$829,471
	Analysis	1,288	-	-	64,493		-		286,744		-	-	352,525
	Drilling	-	-	-	206,977		-		620,092		-	24,951	852,020
	Field costs	768	-	-	228,253		-		43,061		-	-	272,082
	Geology	16,782	11,307	-	352,364		44,188		848,183		-	107,207	1,380,031
	Miscellaneous	-	-	-	-		-		3,625		-	-	3,625
	Project administration	16,006	-	-	127,244		-		126,059		-	9,020	278,329
		34,844	22,802	-	979,331		44,188		1,927,764		192,337	766,817	3,968,083

	Cumulative expenses,
	beginning of year	199,026	364,131	425,465	2,345,809		123,956		414,803		177,451	-	4,050,641

	Cumulative expenses,
	end of year	$233,870	$386,933	$425,465	$3,325,140		$168,144		$2,342,567		$369,788	$766,817	$8,018,724

GREAT PANTHER RESOURCES LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

6.	Mineral property exploration expenditures (continued):

The continuity of the expenditures on the mineral properties for 2005 is as follows:

				Property
		Santo	San	Topia		Topia
	San	Nino	Taco	Main Block		II to IV		Guanajuato		Virimoa
	Antonio	(a)	(b)	note 4	(a)	note (4	(a)	note 4	(b)	(c)	2005

Exploration expenses:
Option payments	$4,099	$24,492	$93,516	$-		$-		$-		$-	$122,107
Analysis	18,553	9,414	2,814	78,142		14,909		7,571		14,952	146,355
Drilling	13,986	160,900	85,176	423,324		-		353,057		80,209	1,116,642
Field costs	906	1,851	1,058	31,928		556		776		850	37,925
Geology	86,907	62,971	62,298	288,302		75,529		47,059		77,834	700,900
Land taxes	11,277	1,640	1,886	44,171		6,813		-		-	65,787
Project administration	29,998	1,237	2,267	106,942		282		6,340		3,606	150,672
	165,726	262,505	249,015	972,809		98,089		414,803		177,451	2,340,398

Cumulative expenses,
beginning of year	33,300	101,626	176,450	1,373,000		25,867		-		-	1,710,243

Cumulative expenses,
end of year	$199,026	$364,131	$425,465	$2,345,809		$123,956		$414,803		$177,451	$4,050,641

The continuity of the expenditures on the mineral properties for 2004 is as follows:

			Property
		Santo	San	Topia		Topia
	San	Nino	Taco	Main Block		II to IV
	Antonia	(a)	(b)	note 4	(a)	note (4	(a)	2004

Exploration expenses:
Option payments	$-	$38,762	$64,461	$127,280		$-		$230,503
Staking	-	-	-	-		12,602		12,602
Analysis	3,564	6,456	6,196	46,883		-		63,099
Drilling	-	-	-	732,494		-		732,494
Field costs	-	656	656	4,259		-		5,571
Geology	17,065	37,834	97,585	281,096		6,102		439,682
Land taxes	3,191	10,784	3,198	68,569		1,043		86,785
Mine rehabilitation	-	-	-	8,588		-		8,588
Miscellaneous	11	1,109	213	4,034		-		5,367
Project administration	9,469	6,025	4,141	99,797		6,120		125,552
	33,300	101,626	176,450	1,373,000		25,867		1,710,243

Cumulative expenses,
beginning of year	-	-	-	-		-		-

Cumulative expenses,
end of year	$33,300	$101,626	$176,450	$1,373,000		$25,867		$1,710,243

GREAT PANTHER RESOURCES LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

6.	Mineral property exploration expenditures (continued):

	(a)	Santo Nino Project:

On February 11, 2004, the Company entered into an option agreement (the Santo Nino Option Agreement) which grants the Company the right and option to purchase 100% of the ownership rights in and to the Santo Nino Mining Concession located in the Guadalupe y Calvo Mining District, State of Chihuahua, Mexico.

Subsequent to December 31, 2006, the Company satisfied all conditions of the Santo Nino Option Agreement by making cumulative cash payments totaling US$165,000 over a three year period.

On December 7, 2006, the Company entered into a letter of intent for an option agreement with Altair Ventures Incorporated (Altair). Terms of the agreement will allow Altair to acquire a 70% interest in the four mining claims named San Antonio, Iran, Chirpa, and Santo Nino by making certain scheduled cash payments, issuing certain shares in the capital of Altair and fulfilling certain work commitments on the property over a three year period.

There is no underlying Net Smelter Return royalty or other royalties and no work commitments on the concessions.

	(b)	San Taco Project:

On February 28, 2004, the Company entered into an option agreement (the San Taco Option Agreement) which grants the Company the right and option, for a period of three years plus 30 days, to purchase 100% of the ownership rights in and to the San Taco Mining Concessions located in the Guadalupe y Calvo Mining District, State of Chihuahua, Mexico.

The Company did not make the required US$100,000 payment on February 28, 2006 and as a result forfeited all rights and options to the property.

	(c)	Virimoa Project:

On June 13, 2005, the Company signed an Option Agreement to earn a 100% interest of the ownership rights in two mining claims designated as the Virimoa Property located in the Topia Mining District, State of Durango, Mexico. In consideration for the right and purchase option the Company must make payments totaling US$300,000 and issue 300,000 common shares of the Company as follows:

(i) US$20,000 (paid) and issuance of 100,000 common shares (issued) upon registration of the option agreement;

(ii) US$30,000 (paid) and issuance of 50,000 (issued) common shares on the first anniversary of registration of the option agreement.

(iii) US$50,000 and issuance of 50,000 common shares on the second anniversary of registration of the option agreement.

(iv) US$200,000 and issuance of 100,000 common shares on the third anniversary of registration of the option agreement.

If the option is exercised, the property owner will retain a 2% Net Smelter Return, half of which can be purchased by the Company for US$1,000,000.

GREAT PANTHER RESOURCES LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

6.	Mineral property exploration expenditures (continued):

	(d)	Mapimi Project:

On September 11, 2006, the Company signed an Option Agreement to earn a 100% interest of the ownership rights to seventeen mining concessions collectively known as the Mapimi Project (formerly known as Km 66) in eastern Durango State, Mexico. In consideration for the right and purchase, the Company must make payments totalling US$3,000,000 and issue 500,000 common shares as follows:

		(i)	US$20,000 (paid) within 30 days of the signing of the option agreement;

		(ii)	US$80,000 (paid) and issuance of 200,000 common shares (issued) upon registration of the option agreement;

		(iii)	US$200,000 and issuance of 200,000 common shares by the first anniversary of the date of signing the option agreement; and

		(iv)	US$500,000 and issuance of 100,000 common shares by the second anniversary of the date of signing the option agreement.

		(iiv)	US$700,000 by the third anniversary of the date of signing the option agreement.

		(iiiv)	US$1,500,000 by the fourth anniversary of the date of signing the option agreement.

If the option is exercised, the vendors will retain a 3% Net Smelter Return, each 0.5% (to a maximum of 2%) of which can be purchased for US$500,000.

GREAT PANTHER RESOURCES LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

7.	Long-term debt:

(a)	Long-term debt:

	2006	2005

Topia mine acquisition (note 4(a)) carrying value of debt assumed of US$489,067 (Cienega debt), without interest and discounted at an effective interest rate of 26.8% per annum, repayable in the form of a 10% Net Smelter Royalty or US$25,000 per shipment, whichever is higher and is secured by a general security agreement over the assets of the Topia operations. The remaining debt balance is fully repayable on the third anniversary of the acquisition on June 30, 2008.	$569,886	$947,373

Topia mine acquisition (note 4(a)) carrying value of US$646,919 (Caneles debt), without interest and discounted at an effective interest rate of 26.8% per annum, payable in two payments of US$300,000 and US$346,919 due June 2008 and 2009 respectively. Terms of the agreement requires retirement of the Caneles debt upon full payment of the Cienega debt.	753,855	1,101,267

Guanajuato mine acquisition (note 4(b))	-	4,186,880

Arcoiris concession acquisition carrying value of US$200,000 (note 4(c)), without interest and discounted at an effective interest rate of 26.8% per annum, payable in four staged payments over three years.	233,060	-
	1,556,801	6,235,440
Less: unamortized discount	(269,860)	(648,223)
	1,286,941	5,587,217
Current portion	1,182,814	4,841,090

	$104,127	$746,127

The face value of annual gross principal repayments on long term debt based on management’s future estimates of payments, including those under the Topia Mine Net Smelter Royalty, are as follows:

2007	$1,441,161
2008	115,640

$1,556,801

Interest accreted on long-term debt totaled $378,363 in 2006 (2005 - $357,011).

GREAT PANTHER RESOURCES LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

7.	Long-term debt (continued):

	(b)	Convertible note payable:

On March 8, 2006, the Company completed a financing agreement for cash proceeds of $2,020,000. The financing consisted of 8% per annum unsecured convertible note maturing March 9, 2010. The note is convertible into common shares of the Company at a price of CAD$1.32 per share at the holders’ option at any time. The conversion feature of the note had a fair value of $1,006,000 using a Black- Scholes valuation model upon issue of the note. The fair value of the conversion feature of the note was recorded as an equity component of the note financing, reducing the amount assigned to the debt component. The debt component is accreted to its fair value over the term to maturity as a non-cash interest expense charge. Interest accreted on the note payable during 2006 was $149,799.

The continuity of the convertible loan note is as follows:

	2006	2005
Convertible note – face value	$2,020,000	$-
Less. unamortized discount	(856,201)	-
	$1,163,799	$-

8.	Capital stock:

(a)	Authorized:
Unlimited number of common shares without par value
Unlimited number of Class A preferred shares without par value, issuable in series Unlimited number of Class B preferred shares without par value, issuable in series

(b)	Issued:
The continuity of the Company’s issued share capital is as follows:

	Number of	Stated
	common shares	value

Balance, December 31, 2003	4,213,132	$2,089,939

Private placement at $0.37 per unit, net of costs (i)	2,280,500	838,077
Short form offering at $0.56 per unit, net of costs (ii)	3,783,085	1,853,621
Private placement at $0.50 per unit, net of costs (iii)	3,000,000	1,364,407
Exercise of "A" warrants at $0.45 per share	272,500	122,625
Exercise of finders’ warrants at $0.45 per share	14,460	6,507
Exercise of agents’ warrants at $0.45 per share	5,000	2,250
Consideration on Acquisition (note 4)	2,250,000	1,030,500
Issue of warrants for financing services	-	(242,602)
Reclass from contributed surplus on exercise of options	-	3,271

Balance carried forward, December 31, 2004	15,818,677	7,068,595

GREAT PANTHER RESOURCES LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

8.	Capital stock (continued):

(b)	Issued (continued):

	Number of	Stated
	common shares	value

Balance brought forward, December 31, 2004	15,818,677	7,068,595

Private placement at $0.45 per unit, net of costs (iv)	4,358,944	1,882,301
Private placement at $0.45 per unit, net of costs (v)	12,363,000	5,008,713
Private placement at $0.62 per unit, net of costs (vi)	12,250,310	6,983,028
Exercise of "B" warrants at $0.45 per share	1,140,000	513,000
Exercise of "C" warrants at $0.45 per share	1,142,500	514,125
Exercise of "D" warrants at $0.45 per share	96,000	59,520
Exercise of options	80,000	36,000
Issue of options and warrants for financing services	-	(606,083)
Issue of shares for property	100,000	50,000
Reclass from contributed surplus on exercise of options	-	27,241

Balance, December 31, 2005	47,349,431	21,536,440

Exercise of "F" warrants at $0.62 per share	2,179,472	1,351,273
Exercise of "G" warrants at $0.62 per share	4,034,000	2,501,080
Exercise of “H” warrants at $0.62 per share	2,147,500	1,331,450
Exercise of “I” warrants at $0.90 per share	197,000	177,300
Exercise of “J” warrants at $0.90 per share	3,062,500	2,756,250
Exercise of “K” warrants at $2.65 per share	127,999	339,197
Exercise of agent warrants	1,149,886	817,530
Exercise of options	1,799,560	869,257
Private placement at $2.00 per unit, net of costs (vii)	7,500,000	13,866,639
Issue of warrants for financing services		(251,500)
Issue of shares pursuant to mineral property option agreements
- Virimoa and Mapimi	250,000	613,000
Reclass from contributed surplus on exercise of options	-	485,229

Balance, December 31, 2006	69,797,348	$46,393,145

No preferred shares have been issued.

(i)

On January 14, 2004, the Company issued by private placement 2,280,500 units at a price of $0.37 per unit for gross proceeds of $843,785 and paid issue costs of $5,708. Each unit consists of one common share of the Company and one non-transferable series “C” share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at $0.45 for a period of twelve months. Directors of the Company participated by acquiring 150,000 units.

GREAT PANTHER RESOURCES LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

8.	Capital stock (continued):

(b)	Issued (continued):

(ii)

On March 29, 2004, the Company closed the financing under its Short Form Offering Document having an Effective Date of March 10, 2004 and issued 3,571,428 units at a price of $0.56 per unit for gross proceeds of $2,000,000 and paid issue costs of $48,907. Each unit consists of one common share of the Company and one-half of one non-transferable series “D” share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at $0.62 for a period of twelve months. Subsequent to the year ended December 31, 2004, the expiry date of the series “D” share purchase warrants was extended by an additional two months. The Company issued the private placement agent 535,714 agent’s warrants with each agent’s warrant entitling the holder to acquire one common share of the Company at $0.62 for a period of twelve months. The Company also issued the agent 100,000 common shares at a price of $0.60 per share as a corporate finance fee. The agent was paid commissions of $97,472 in cash and $62,528 in the form of 111,657 agent’s units valued at $0.56 per unit. Each agent’s unit consists of one common share of the Company and one-half of one non-transferable warrant with each whole agent’s warrant entitling the holder to acquire one common share of the Company at $0.62 per share for a period of twelve months. The fair value of agent’s warrants of $132,802 is recorded as a cost of financing and is included in contributed surplus.

(iii)

On April 23, 2004, the Company issued by private placement 3,000,000 units at a price of $0.50 per unit for gross proceeds of $1,500,000 and paid issue costs of $15,593. Each unit consists of one common share of the Company and one-half of one non-transferable series “E” share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at $0.62 for a period of twelve months. Subsequent to the year ended December 31, 2004, the expiry date of the series “E” share purchase warrants was extended by an additional one month. The Company issued the private placement broker 450,000 agent’s warrants with each agent’s warrant entitling the holder to acquire one common share of the Company at $0.62 for a period of twelve months. The broker was paid a commission of $120,000. The fair value of agent’s warrants of $109,800 is recorded as a cost of financing and is included in contributed surplus.

(iv)

On July 19, 2005, the Company issued by private placement 4,358,944 units at a price of $0.45 per unit for gross proceeds of $1,961,525 and paid issue costs of $79,224. Each unit consists of one common share of the Company and one-half of one non-transferable series “F” share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at $0.62 for a period of twelve months. The Company also issued 175,700 finder’s warrants entitling the holder to acquire one common share of the Company at $0.62 for a period of twelve months. The fair value of agent’s warrants of $19,583 is recorded as a cost of financing and is included in contributed surplus.

GREAT PANTHER RESOURCES LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

8.	Capital stock (continued):

(b)	Issued (continued):

(v)

On October 5, 2005, the Company issued by private placement 12,363,000 units at a price of $0.45 per unit for gross proceeds of $5,563,350 and paid issue costs of $554,638. Each unit consists of one common share of the Company and one-half of one non-transferable series “G” or “H” share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at $0.62 for a period of twelve months. The Company also issued 1,163,760 agent options entitling the holder to purchase for a twelve month period at $0.45, one unit comprising one common share and one-half of one non-transferable agent’s warrant. Each full agent’s warrant entitles the holder to acquire, upon exercise, one further common share of the Company at a price of $0.62 for a period of twelve months. The fair value of agent’s options of $147,000 is recorded as a cost of financing and is included in contributed surplus. An officer of the Company participated by acquiring 120,000 units.

(vi)

On December 20, 2005, the Company issued by private placement 12,200,000 units at a price of $0.62 per unit for gross proceeds of $7,564,000 and paid issue costs of $626,250. Each unit consists of one common share of the Company and one non-transferable series “I” or “J” share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at $0.90 for a period of two years. The Company also issued 50,310 agent units entitling the holder to purchase one unit comprising one common share and one whole non-transferable agent’s warrant, at $0.62 per unit. Each full agent’s warrant entitles the holder to acquire, upon exercise, one further common share of the Company at $0.90 for a period of twenty four months. The fair value of agent’s options of $13,000 is recorded as a cost of financing and is included in contributed surplus. The Company also issued 1,096,000 agent’s warrants entitling the holder to acquire one common share of the Company at $0.90 for a period of twenty four months. The fair value of agent’s options and the agent’s warrants of $426,500 is recorded as a cost of financing and is included in contributed surplus. An officer and two companies controlled by Directors, participated by acquiring an aggregate of 259,000 units.

(vii)

On June 1, 2006, the Company issued by private placement 7,500,000 units at a price of $2.00 per unit (Unit) for gross proceeds of $15,000,000 and paid cash issuance costs of $1,133,361. Each Unit comprises one common share and one-half of one transferable share purchase warrant. Each whole warrant entitles the holder, upon exercise, to acquire one common share of the Company at a price of $2.65 until June 1, 2008. After the expiration of the hold period the Company has the right to accelerate the expiry date of the warrants if the closing price of the Company's common shares on the TSX Exchange exceeds $3.35 for a period of 20 consecutive trading days. The Company also issued 479,375 broker warrants entitling the holder to acquire one common share of the Company at $2.00 for a period of twenty-four months. The fair value of broker warrants of $251,500 is recorded as a cost of financing and is included in contributed surplus.

Included in issued capital stock as at December 31, 2006 are nil common shares (2005 - 1,012,500) held in escrow. During the year ended December 31, 2006, 1,012,500 (2005 - 675,000; 2004 - 562,500 shares) were released pursuant to time-based provisions of the escrow agreement.

GREAT PANTHER RESOURCES LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

8.	Capital stock (continued):

(c)	Contributed surplus:

Stated
value

Balance, December 31, 2003	$69,498

Issue of warrants for financing activities	242,602
Reclassification to common shares on exercise of warrants	(3,271)
Stock-based compensation for non-employee awards	167,099
Stock-based compensation for employee awards	226,751

Balance, December 31, 2004	702,679

Issue of options and warrants for financing activities	606,083
Reclassification to common shares on exercise of options	(27,241)
Stock-based compensation for non-employee awards	258,802
Stock-based compensation for employee awards	98,496

Balance, December 31, 2005	1,638,819

Issue of warrants for financing activities	251,500
Reclassification to common shares on exercise of options	(485,229)
Stock-based compensation for non-employee awards	3,898,774
Stock-based compensation for employee awards	774,000

Balance, December 31, 2006	$6,077,864

(d)	Stock options and warrants:

The Company, in accordance with the policies of the Toronto Stock Exchange (the Exchange), is authorized to grant incentive stock options (options) to officers, directors, employees and consultants. The Exchange policies permit the Company’s directors to grant options for the purchase of shares of the Company to qualified persons as incentive for their services. Pursuant to the Company’s 2003 Incentive Stock Option Plan, options must be non-transferable and may not exceed 10% of the issued and outstanding common shares of the Company at the time of granting and may not exceed 5% of the outstanding common shares to any individual (maximum of 2% to any consultant) in any 12-month period. The exercise price of options is determined by the board of directors by reference to the market value of the shares at the date of grant. Options have expiry dates of no longer than five years from the date of grant and terminate 30 days following the termination of the participant’s employment. Vesting of options is generally at the time of grant.

GREAT PANTHER RESOURCES LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

8.	Capital stock (continued):

(d)	Stock options and warrants (continued):

The continuity of common stock options for 2006 is as follows:

		Balance				Balance
Exercise		December 31,		Cancelled/		December 31,
price	Expiry date	2005	Granted	expired	Exercised	2006

0.45	February 8, 2009	710,000	-	-	(220,000)	490,000
0.52	April 5, 2009	60,000	-	-	(30,000)	30,000
0.45	May 25, 2009	100,000	-	-	-	100,000
0.45	February 27, 2010	250,000	-	-	(50,000)	200,000
0.45	May 2, 2006	100,000	-	-	(100,000)	-
0.45	July 11, 2010	100,000	-	-	-	100,000
0.45	August 30, 2010	125,000	-	(50,000)	-	75,000
0.45	July 26, 2010	700,000	-	-	(120,000)	580,000
0.60	September 13, 2006	747,260	-	-	(747,260)	-
0.60	September 29, 2007	125,000	-	-	-	125,000
0.45	October 4, 2006	416,500	-	-	(416,500)	-
0.90	January 5, 2011	-	1,605,000	(50,000)	(3,300)	1,551,700
0.90	December 31, 2007	-	350,000	-	(112,500)	237,500
0.90	January 14, 2008	-	400,000	-	-	400,000
2.65	January 14, 2008	-	400,000	-	-	400,000
2.65	December 6, 2011	-	2,295,000	-	-	2,295,000

		3,433,760	5,050,000	(100,000)	(1,799,560)	6,584,200

Weighted average exercise price		$ 0.46	$ 1.83	$ 0.68	$ 0.48	$ 1.50

As at December 31, 2006, all share options are fully vested.

The continuity of common stock options for 2005 is as follows:

		Balance				Balance
Exercise		December 31,		Cancelled/		December 31,
price	Expiry date	2004	Granted	expired	Exercised	2005

0.45	February 8, 2009	790,000	-	-	(80,000)	710,000
0.52	April 5, 2009	60,000	-	-	-	60,000
0.52	April 30, 2009	400,000	-	(400,000)	-	-
0.45	May 25, 2009	100,000	-	-	-	100,000
0.45	February 27, 2010	-	250,000	-	-	250,000
0.45	May 2, 2006	-	100,000	-	-	100,000
0.45	July 11, 2010	-	100,000	-	-	100,000
0.45	August 30, 2010	-	125,000	-	-	125,000
0.45	July 26, 2010	-	700,000	-	-	700,000
0.60	September 13, 2006	-	747,260	-	-	747,260
0.60	September 29, 2007	-	125,000	-	-	125,000
0.45	October 4, 2006	-	416,500	-	-	416,500

		1,350,000	2,563,760	(400,000)	(80,000)	3,433,760

Weighted average exercise price		$ 0.47	$ 0.46	$ 0.52	$ 0.45	$ 0.46

GREAT PANTHER RESOURCES LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

8.	Capital stock (continued):

(d)	Stock options and warrants (continued):

The continuity of common stock options for 2004 is as follows:

		Balance				Balance
Exercise		December 31,		Cancelled/		December 31,
price	Expiry date	2003	Granted	expired	Exercised	2004

1.00	June 4, 2006	40,000		(40,000)	-	-
1.60	August 20, 2006	30,000		(30,000)	-	-
0.45	February 8, 2009	-	790,000	-	-	790,000
0.52	April 5, 2009	-	60,000	-	-	60,000
0.52	April 30, 2009	-	400,000	-	-	400,000
0.45	May 25, 2009	-	100,000	-	-	100,000

		70,000	1,350,000	(70,000)	-	1,350,000

Weighted average exercise price		$ 1.26	$ 0.47	$ 1.26	$ -	$ 0.47

The Company applies the fair value based method of accounting for employee stock options granted after January 1, 2003. During the year ended December 31, 2006, the Company recorded compensation expense for the fair value of employee stock options of $774,000 (2005 - $98,496, 2004 - $226,754) for stock options that were granted during the year. The weighted average fair value of options granted during 2006 was $1.66 (2005 - $0.45, 2004 - $0.45) . The fair value per option was determined using the following weighted average assumptions:

	2006	2005	2004

Risk-free interest rate	3.8%	3.0%	2.5%
Dividend yield	0.0%	0.0%	0.0%
Expected life	2.0 years	2.0 years	2.0 years
Volatility	79.1%	70.0%	111.1%

The Company applies the fair value based method of accounting for non-employees stock options granted after January 1, 2002. During the year ended December 31, 2006, the Company recorded compensation expense for the fair value at stock options of $3,898,774 (2005 - $258,802, 2004 - $167,099) granted during the year. The weighted average fair value of options granted during the year was $1.88 (2005 - $0.51, 2004 - $0.49) . The average fair value per option was determined using the following weighted average assumptions:

	2006	2005	2004

Risk-free interest rate	3.8%	3.4%	3.2%
Dividend paid	0.0%	0.0%	0.0%
Expected life	4.1 years	4.1 years	2.7 years
Volatility	61.6%	82.0%	84.3%

GREAT PANTHER RESOURCES LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

8.	Capital stock (continued):

(e)	Warrants:

The continuity of warrants for 2006 is as follows:

			Balance				Balance
	Exercise		December				December 31,
			31,
Series	price	Expiry date	2005	Issued	Exercised	Expired	2006

Series "F" Warrants	0.62	June 28, 2006	1,039,861	-	(1,039,861)	-	-
Agents' Warrants	0.62	June 28, 2006	127,500	-	(127,500)	-	-
Series "F" Warrants	0.62	July 18, 2006	1,139,611	-	(1,139,611)	-	-
Finders' Warrants	0.62	July 18, 2006	48,200	-	(48,200)	-	-
Series "G" Warrants	0.62	Sept. 13, 2006	4,034,000	-	(4,034,000)	-	-
Series "H" Warrants	0.62	Oct. 4, 2006	2,147,500	-	(2,147,500)	-	-
Series "I" Warrants	0.90	Nov. 30, 2007	4,103,200	-	(197,000)	-	3,906,200
Agents' Warrants	0.90	Nov. 30, 2007	410,320	-	(209,400)	-	200,920
Series "J" Warrants	0.90	Dec. 20, 2007	8,096,800	-	(3,062,500)	-	5,034,300
Agent’s Warrants	0.90	Dec. 20, 2007	735,990	-	(182,906)	-	553,084
Series "K" Warrants	2.65	June 1, 2008	-	3,749,998	(127,999)	-	3,621,999
Broker Warrants	2.65	June 1, 2008	-	479,375	-	-	479,375
Agent Warrants	0.62	Sept. 13, 2006	-	373,630	(373,630)	-	-
Agent Warrants	0.62	Oct. 4, 2006	-	208,250	(208,250)	-	-
			21,882,982	4,811,253	(12,898,357)	-	13,795,878

The continuity of warrants for 2005 is as follows:

			Balance				Balance
	Exercise		December 31,				December 31,
Series	price	Expiry date	2004	Issued	Exercised	Expired	2005

Series "B" Warrants	0.45	Mar. 22, 2005	1,715,000	-	(1,140,000)	(575,000)	-
Series "C" Warrants	0.45	Jan. 13, 2005	2,280,500	-	(1,142,500)	(1,138,000)	-
Series "D" Warrants	0.62	Mar. 28, 2005	1,785,714	-	(96,000)	(1,689,714)	-
Agents' Warrants	0.62	Mar. 28, 2005	591,543	-	-	(591,543)	-
Series "E" Warrants	0.62	May 27, 2005	1,500,000	-	-	(1,500,000)	-
Agents' Warrants	0.62	Apr. 22, 2005	450,000	-	-	(450,000)	-
Series "F" Warrants	0.62	June 28, 2006	-	1,039,861	-	-	1,039,861
Agents' Warrants	0.62	June 28, 2006	-	127,500	-	-	127,500
Series "F" Warrants	0.62	July 18, 2006	-	1,139,611	-	-	1,139,611
Finders' Warrants	0.62	July 18, 2006	-	48,200	-	-	48,200
Series "G" Warrants	0.62	Sept. 13, 2006	-	4,034,000	-	-	4,034,000
Series "H" Warrants	0.62	Oct. 4, 2006	-	2,147,500	-	-	2,147,500
Series "I" Warrants	0.90	Nov. 30, 2007	-	4,103,200	-	-	4,103,200
Agents' Warrants	0.90	Nov. 30, 2007	-	410,320	-	-	410,320
Series "J" Warrants	0.90	Dec. 20, 2007	-	8,096,800	-	-	8,096,800
Agent’s Warrants	0.90	Dec. 20, 2007	-	735,990	-	-	735,990
			8,322,757	21,882,982	(2,378,500)	(5,944,257)	21,882,982

GREAT PANTHER RESOURCES LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

8.	Capital stock (continued):

(e)	Warrants (continued):

The continuity of warrants for 2004 is as follows:

			Balance				Balance
	Exercise		December 31,				December 31,
Series	price	Expiry date	2003	Issued	Exercised	Expired	2004

Purchase Warrants	1.20	Sept.27, 2004	25,000	-	-	(25,000)	-
Series "A" Warrants	0.45	Oct.22, 2004	362,500	-	(272,500)	(90,000)	-
Finders' Warrants	0.45	Oct.22, 2004	29,000	-	(14,460)	(14,540)	-
Series "B" Warrants	0.45	Dec.22, 2004	1,715,000	-	-	-	1,715,000
(extended to)		Mar. 22, 2005
Agents' Warrants	0.45	Dec.22, 2004	325,850	-	(5,000)	(320,850)	-
Series "C" Warrants	0.45	Jan. 13, 2005	-	2,280,500	-	-	2,280,500
Series "D" Warrants	0.62	Mar. 28, 2005	-	1,785,714	-	-	1,785,714
(extended to)		May 27, 2005
Agents' Warrants	0.62	Mar. 28, 2005	-	591,543	-	-	591,543
Series "E" Warrants	0.62	Apr. 22, 2005	-	1,500,000	-	-	1,500,000
(extended to)		May 27, 2005
Agents' Warrants	0.62	Apr. 22, 2005	-	450,000	-	-	450,000
			2,457,350	6,607,757	(291,960)	(450,390)	8,322,757

9.	Related party transactions:

The Company entered into the following transactions with related parties:

(a)

Paid or accrued consulting fees totaling $197,750 (2005 - $170,880; 2004 - $111,757) to a company controlled by a director of the Company, $162,628 (2005 - $84,407; 2004 - $40,360) to a company controlled by an officer of the Company and $190,500 (2005 - $102,076; 2004 - $82,335) to a director of the Company respectively.

(b) Paid or accrued office rental and administration totaling $101,060 (2005 - $78,388; 2004 - $43,462) to a company controlled by a director of the Company.

10.	Income taxes:

Income tax expense (recovery) differs from the amount which would result from applying the statutory Canadian tax rates for the following reasons:

	2006	2005

Net income (loss) before tax	$(14,974,421)	$(5,602,199)
Canadian income tax rate	34.12%

Income tax recovery expected	(5,109,272)	(1,911,470)
Items not deductible	1,766,992	121,910
Difference in tax rates	809,932	252,662
Benefit of tax attributes not recognized and other items	2,642,364	1,166,384

	$110,016	$(370,514)

GREAT PANTHER RESOURCES LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

10.	Income taxes (continued):

	2006	2005	2004
Current	$127,475	$-	$-
Deferred	(17,459)	(370,514)	-
	$110,016	$(370,514)	$-

The significant components of the Company’s future income tax assets are as follows:

	2006	2005

Future income tax assets:
Mineral property, plant and equipment and related debt	$1,033,103	$1,403,250
Office equipment financing and other	442,343	506,882
Capital losses	300,285	344,170
Non-capital losses	6,095,103	2,700,003
Total future income tax assets	7,870,834	4,954,305

Valuation allowance	(7,585,674)	(4,686,604)
Future income tax assets, net of allowance	285,160	267,701

Future income tax liabilities:
Mineral properties	(285,160)	(285,160)
	$-	$(17,459)

At December 31, 2006, the Company had operating losses of $20,988,000 (2005 - $8,795,000; 2004 - $2,805,000) and capital losses of $1,934,816 (2005 - $1,989,000; 2004 - $1,989,000). The operating losses at December 31, 2006 includes $7,285,000 (2005 - $3,881,000; 2004 - $2,647,000) in Canada and $13,703,000 (2005 - $4,914,000; 2004 - $158,000) in Mexico. The capital losses are without expiry, and the operating losses expire at various dates to 2026.

11.	Financial instruments:

(a)	Fair value:

The carrying value of cash and cash equivalents, short-term investments, amounts receivable, accounts payable and accrued liabilities and income taxes payable approximate their fair value due to the short- term nature of the items. The fair value of long-term debt to third parties approximate their carrying value as their term reflect estimated market terms at December 31, 2006.

In evaluating the fair value information, considerable judgment is required to interpret the market data used to develop the estimates. The use of different market assumptions and/or different valuation techniques may have a material effect on the estimated fair value amounts. Accordingly, the estimates of fair value presented herein may not be indicative of the amounts that could be realized in a current market exchange.

GREAT PANTHER RESOURCES LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

11.	Financial instruments (continued):

	(b)	Foreign currency and interest rate risk:

The Company currently has foreign operations, which gives rise to a risk that earnings and cash flows may be negatively impacted by fluctuations in interest and foreign exchange rates. To the date of these financial statements, the Company has not entered into foreign currency hedging arrangements of instruments to fix interest rates.

	(c)	Concentration of credit risk and business concentrations:

The Company earns substantially all of its revenue from one customer.

To reduce credit risk, management performs ongoing evaluations and maintains reserves for potential credit losses.

The Company operates in one segment, being the exploration and development of mineral properties. Substantially all mineral properties, plant and equipment is located in Mexico. The remaining office equipment is located in Canada.

12.	Subsequent events:

Subsequent to December 31, 2006 the Company received proceeds of $798,312 from the exercise of 807,014 warrants and 112,500 options.

13.	Reconciliation between Canadian and United States generally accepted accounting principles:

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). A description of US GAAP and practices prescribed by the US Securities and Exchange Commission (collectively US GAAP) that result in material measurement differences from Canadian GAAP are as follows:

	(a)	Income taxes:

As described in note 2(m), the Company follows the asset and liability method of accounting for income taxes which is also in accordance with Statement of Financial Accounting Standards Board No. 109 Accounting for Income Taxes (SFAS 109). Under Canadian GAAP, future tax assets and liabilities are recorded at substantially enacted tax rates. Under US GAAP, deferred tax assets and liabilities are recorded at enacted tax rates. For each of the years ended December 31, 2006, 2005 and 2004, net future tax assets are fully offset by a valuation allowance as it is not more likely than not that the future tax assets would be realized. As a result, the application of US GAAP in accounting for income taxes does not result in any material measurement differences from Canadian GAAP for future tax assets.

	(b)	Stock-based compensation:

The Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation on January 1, 2002 as described in note 2(i). Statement of Financial Accounting Standards Board No. 123, Accounting for Stock-Based Compensation (SFAS 123) became effective for US GAAP purposes for fiscal years beginning after December 15, 1995.

GREAT PANTHER RESOURCES LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

13.	Reconciliation between Canadian and United States generally accepted accounting principles (continued):

	(b)	Stock-based compensation (continued):

For fiscal years ending prior to December 31, 2003, as allowed by SFAS 123, the Company followed the intrinsic value principles of APB Opinion 25, Accounting for Stock Issued to Employees and related interpretations, in measuring compensation expense for employee options. Under the intrinsic value method, compensation cost is the excess, if any, of the quoted market value of the stock at the measurement date, which is generally the grant date, over the amount an employee must pay to acquire the stock. The application of APB 25 resulted in compensation expense of $15,000 being recognized for employees in the year ended December 31, 2001 under US GAAP and no similar expense was required under Canadian GAAP. Effective January 1, 2003, the Company adopted the fair value recognition provisions of SFAS 123 whereby the fair value of the stock options granted to employees was expensed. Under the modified prospective method of adoption selected by the Company under the provisions of Statement of Financial Accounting Standards Board No. 148 Accounting for Stock-Based Compensation-Transition and Disclosure (SFAS 148), employee compensation cost recognized in 2003 is the same as that which would have been recognized had the provisions of SFAS 123 been applied from its original effective date. Results of prior years have not been restated.

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standard (SFAS 123R) Share Based Payment using the modified prospective method for all employee awards granted, modified or settled after the effective date using the fair value measurement method of this standard. For unvested employee equity awards as of the effective date, compensation is to be recognized based upon the grant date fair value determined under SFAS 123, adjusted to reflect the estimated impact of forfeitures. Upon adoption of SFAS 123R, there was no cumulative effect adjustment required. Non- employee awards are accounted for under the fair value method under both Canadian and US GAAP There were no significant differences in accounting for stock-based compensation between Canadian GAAP and US GAAP during the three years ended December 31, 2006.

	(c)	Elimination of deficit:

During the year ended December 31, 1999, the Company reduced its paid-up capital by $6,211,205 to eliminate the deficit at March 31, 1999. In order to effect these reductions, it was not necessary to revalue the assets of the Company. As a consequence, all conditions under the US GAAP quasi-reorganization rules were not met and the recapitalization of the deficit would not be recorded.

GREAT PANTHER RESOURCES LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

13.	Reconciliation between Canadian and United States generally accepted accounting principles (continued):

	(d)	Convertible note payable:

Under Canadian GAAP, the proceeds of the financing allocated to the estimated fair value of the conversion feature of the debt is recorded as an equity component of the debt (note 7(b)). Under US GAAP, a value is assigned to the conversion feature only if the effective conversion rate is less than the market price of the common stock at the date of issuance. Accordingly, no value would be assigned under US GAAP to the conversion feature on the convertible note issued in 2006 Applying US GAAP, the convertible note at December 31, 2006 would be recorded at its face value of $2,020,000 and no value would be assigned to an equity component of the convertible note. In addition, accretion on the calculated debt discount on the convertible note under Canadian GAAP aggregating $149,799 (2005 and 2004 - Nil) for the year ended December 31, 2006 would not have been recorded, reducing interest expense by an equivalent amount.

The amounts in the consolidated balance sheets that differ significantly from those reported under Canadian GAAP are as follows:

	December 31, 2006		December 31, 2005
	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP

Convertible note payable	1,163,799	2,020,000		-
Share capital	46,393,145	52,604,350	21,536,440	27,747,645
Contributed surplus	6,077,864	6,092,864	1,638,819	1,653,819
Equity component of
convertible note	1,006,000			-
Deficit	(24,927,178)	(31,003,584)	(9,842,741)	(16,068,946)

(e)	Statement of operations presentation:

The consolidated statement of operations includes a write-down of San Taco mineral property in other expenses. Under US GAAP, this amount would be disclosed as an operating expense.

(f)	Recent accounting pronouncements:

(i)

On June 1, 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS 154 requires retrospective application to prior periods’ financial statements of any change in accounting principle unless it is impracticable to do so or a new standard specifically indicates otherwise. This is a change from the preceding practice that requires most accounting changes to be accounted for by including in net income, in the period of the change, the cumulative effect of changing to the new accounting principle. SFAS 154 was effective for accounting changes and corrections of errors made after December 31, 2005 and the adoption of this standard had no significant effect on the company’s results of operations or financial position.

GREAT PANTHER RESOURCES LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

13.	Reconciliation between Canadian and United States generally accepted accounting principles (continued):

	(f)	Recent accounting pronouncements (continued):

(ii)

In June 2006, FASB issued Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes - An Interpretation of SFAS Statement No. 109. This interpretation provides guidance on recognition and measurement of uncertainties in income taxes and is effective for the Company’s 2007 fiscal year end. The Company does not expect the adoption of this Interpretation to have a significant effect on the Company’s results of operations or financial position.

(iii)

In September 2006, FASB issued SFAS No. 157, Fair Value Measurement to define fair value, establish a framework for measuring fair value and to expand disclosures about fair value measurements. The statement only applies to fair value and is effective for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of this Interpretation to have a significant effect on the Company’s results of operations or financial position.

(iv)

In September 2006, the US Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 which provides guidance on the consideration of the effects of prior year misstatements in quantifying misstatements in current year financial statements. This guidance is applicable for annual statements for periods ending after November 15, 2006. The adoption of this interpretation did not result in any adjustment being recognized in the consolidated financial statements.

	(f)	Reconciliation:

The effect of the measurement differences between Canadian GAAP and US GAAP on the consolidated balances sheets and statements of operations and cash flows is summarized as follows:

(i) Share capital and contributed surplus:

	2006	2005

Share capital and contributed surplus, under
Canadian GAAP	$52,471,009	$23,175,259
Adjustment for stock-based compensation for
employees (note 13(b))	15,000	15,000
Reversal of recapitalization of deficit (note 13(c))	6,211,205	6,211,205

Share capital and contributed surplus, under
US GAAP	$58,697,214	$29,401,464

GREAT PANTHER RESOURCES LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

13.	Reconciliation between Canadian and United States generally accepted accounting principles (continued):

(g)	Reconciliation (continued):

(ii)	Deficit:

	2006	2005

Deficit, under Canadian GAAP	$(24,927,178)	$(9,842,741)
Adjustment for stock-based compensation for
employees (note 13(b))	(15,000)	(15,000)
Reversal of recapitalization of deficit (note 13(c))	(6,211,205)	(6,211,205)
Interest accreted on convertible loan note (note 13(a))	149,799	-

Deficit, under US GAAP	$(31,003,584)	$(16,068,946)

(iii)	Loss and loss per share:

	2006	2005	2004

Loss for the year, under
Canadian GAAP	$(15,084,437)	$(5,231,685)	$(2,893,657)
Interest accreted on convertible
loan note (note 13(d))	149,799	-

Loss for the year, under US GAAP	$(14,934,638)	$(5,231,685)	$(2,893,657)

Basic and diluted loss per share, under
US GAAP	$(0.25)	$(0.22)	$(0.22)
Weighted average number of common
shares, basic and diluted	59,720,424	23,986,543	13,443,920

GREAT PANTHER RESOURCES LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

	2006	2005	2004

Accounting and audit	$390,020	$192,148	$84,664
Automobile	-	5,503	2,452
Bad debt expense	-	150,000	-
Bank charges and interest	41,633	12,673	6,515

Consulting	690,164	468,989	189,140
Filing fees	245,899	22,949	45,179
Foreign exchange	(10,358)	19,294	(33,504)
General exploration and mine expenses	382,870	275,974	60,562

Insurance	185,795	11,537	-
Investor relations	869,047	219,609	110,741
Legal	254,605	126,769	57,446
Office costs	155,766	17,540	22,593

Office supplies	336,811	124,403	14,065
Printing	40,901	19,879	17,383
Rent	140,936	70,570	27,191
Salaries	-	17,387	22,564

Telephone	28,272	13,278	5,265
Transfer agent fees	33,589	16,038	9,780
Travel	287,973	201,910	68,369

	$4,073,923	$1,986,450	$710,405

MANAGEMENT DISCUSSION AND ANALYSIS

for the Year Ended December 31, 2006

MANAGEMENT DISCUSSION & ANALYSIS

For the year ended December 31, 2006

This Management Discussion and Analysis (“MD&A”) prepared as of April 18, 2007, reviews the activities of Great Panther Resources Limited (“Great Panther” or “the Company”) for the year ended December 31, 2006 and other material events up to the date of this report. The following information should be read in conjunction with the accompanying audited consolidated financial statements and the accompanying notes. The accounting policies followed by the Company are set out in Note 2 of the audited consolidated financial statements and to be included in the Company’s 2006 Annual Report.

FORWARD-LOOKING STATEMENTS

Certain information set forth in this document includes forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Great Panther’s control, including but not limited to: the execution and outcome of current or future exploration activities; information included or implied in the various independently produced and published technical reports; anticipated drilling and resource estimation plans; cash flow projections; currency fluctuations; increases in production costs; differences in recovery rates from those expected; and other general market and industry conditions.

Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Company’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements and accordingly, no assurance can be given that the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits Great Panther will derive from them.

The Company disclaims any intention and assumes no obligation to update any forward-looking statements, even if new information becomes available, as a result of future events or for any other reason. Risks that could cause the Company’s actual results to materially differ from its current expectations are described in this document.

DESCRIPTION AND OVERVIEW OF BUSINESS

Great Panther Resources Limited is an active mining and exploration company listed on the Toronto Stock Exchange (“TSX”), trading under the symbol “GPR”. The Company was previously listed on the TSX Venture Exchange under the same symbol prior to graduating to the senior exchange in November 2006. The Company’s current activities are focused on the mining of precious and base metals from its wholly owned properties in Mexico. In addition, Great Panther is also involved in the acquisition, exploration and development of other properties in Mexico.

The Company was continued under the Business Corporations Act (Yukon) on March 22, 1996 and continued under the Business Corporations Act (British Columbia) on July 9, 2004. On October 2, 2003, the Company changed its name from Great Panther Inc. to Great Panther Resources Limited and consolidated its common shares whereby every ten common shares before consolidation became one common share after consolidation.

All of Great Panther’s assets in Mexico are held through Minera Mexicana el Rosario, S.A. de C.V. (“MMR”), a wholly owned subsidiary acquired in February 2004. In 2005, the Company incorporated Metalicos de Durango, S.A, de C.V. and Minera de Villa Seca, S.A. de C.V. These two operating subsidiaries of the Company are responsible for the day-to-day affairs and operations of the Topia and Guanajuato mines, respectively, through service agreements with MMR. Subsequent to December 31, 2006, Great Panther incorporated an additional subsidiary, Minera Exploraciones El Rosario, S.A. de C.V., responsible for the exploration and further development of the Company’s mineral properties.

OVERALL PERFORMANCE

HIGHLIGHTS for the period were:

•	First shipment and revenues from sales of concentrates from 100% owned Topia Silver-Lead-Zinc Mine in Durango, Mexico.
•

Commenced production and sales at 100% owned Guanajuato Silver-Gold Mine in Guanajuato, Mexico; throughput increased to 700 tonnes per day (“tpd”) at yearend. Finalized acquisition of Guanajuato Mine Complex with final payments of US$3.6 million.

•	$7.07 million in revenues attributed to production at Topia and Guanajuato mines.
•	Total production for both mines for the year was 638,860 ounces of Silver Equivalent (oz of Ag Eq), including 313,484 oz Ag; 1,394 oz Au; 1,381,637 lbs Pb and 1,636,139 lbs Zn.
•	Total direct production costs came to $5,142,325 resulting in an overall cash production cost of US$6.91/oz Ag Eq.
•	Surface and underground drilling campaign expanded mineralized zones and identified new targets at Topia; National Instrument (“NI”) 43-101 compliant resource estimate filed.
•	Surface drilling at Guanajuato identified new zones of high grade mineralization.
•	Raised $15 million in over-subscribed financing underwritten by Jennings Capital Inc.
•

Signed Option Agreement to acquire 100% interest in Mapimi Project (formerly Km66), comprising 3,508 hectares in eastern Durango State, Mexico. Filed NI 43-101 compliant inferred resource estimate of 22.3 million ounces of silver equivalent.

•	Graduated to the Toronto Stock Exchange from the TSX Venture Exchange. The symbol “GPR” remained unchanged.

Selected Annual Information

	2006	2005	2004(1)
Revenue	$ 7,069,442	-	$ -
Cost of sales	7,119,047	-	-
General & administration (incurred)	4,073,923	1,986,450	710,405
Mineral property exploration expenditures	3,968,083	2,340,398	1,710,243
Director fees (incurred)	135,000	60,000	43,335
Amortization	6,538	12,579	2,719
Interest Expense	830,236	357,011	-
Write-down of properties	-	403,634	-
Loss before provision for income taxes	14,974,421	5,602,199	2,893,657
Loss for the year	15,084,437	5,231,685	2,893,657
Loss per share (weighted average)	0.25	0.22	0.22
Cash & cash equivalents	9,208,048	5,295,397	1,923,972
Total assets	32,132,259	19,218,970	3,788,331
Total liabilities	3,582,428	5,836,542	628,113
Total long term liabilities	1,360,211	763,586	387,973
Working capital	$12,533,156	1,407,474	$ 2,001,783

Certain comparative figures for 2005 and 2004 have been reclassified to conform with current period presentations.

(1) The financial information has been restated to reflect the Company’s change in accounting policy to expense mineral exploration expenditures prior to commercial feasibility of mine operations being established.

Results of Operations

The Company, in its transformation from a company concentrating on exploration to a company now focused on the mining of precious and base metals, generated net sales of $7,069,442. This revenue from mining operations resulted from the sale of metal concentrates derived from the mining and subsequent processing of mineralization from its Topia and Guanajuato operations. Revenue for the year has grown on a quarter-by-quarter basis as production levels have steadily increased at both operations. Revenue from operations grew from $405,000 in the first quarter to approximately $3.9 million by the fourth quarter. This increase can be attributed to increased production levels at the two mining operations. Throughput at Topia plant increased from a nominal 20 tpd in January 2006 to 160 tpd by December 31, 2006. Guanajuato commenced production in June 2006 at 400 tpd and reached a throughput of 700 tpd by December 31, 2006.

The Company incurred significant start-up costs at both Topia and Guanajuato, and as a result, cash costs, which included all direct and indirect production costs, were higher in the first months of operation and declined throughout the year. General site preparation costs and rehabilitation expenditures increased the Company’s production costs for the year. Site preparation costs were necessary to ensure a safe work environment and to prepare specific areas for mining. Although there are future benefits associated with these expenditures, the Company elected to expense these costs as incurred. Overall cost of sales for the 2006 fiscal year was $7,119,047 and amortization and depletion of mineral property, plant and equipment was $1,415,231. As efficiencies are created in the Company’s operations, and with much of these start-up costs associated with bringing both operations back into production now behind us, management anticipates improved margins in the 2007 fiscal year.

Overall general & administrative expenses (“G&A”) (incurred) was $4,073,923 for FY06 compared to $1,986,450 (FY05) and 710,405 (FY04). This increase is reflective of the growth of the Company in the past twelve months. During the year, the Company’s employee base grew from approximately 90 to more than 390 by the end of the FY06. Much of the increase in G&A expenditures can be attributed to the growth of the operations at Topia and Guanajuato. In addition, during FY06, the Company also maintained an accounting office in Mexico that handles many of the accounting and taxation issues specific to Mexico.

Accounting and audit related costs in FY06 was $390,020 compared to $192,148 and $84,664 in FY05 and FY04 respectively. This increased cost is largely attributed to the complexity of the Company’s audit process with full operating subsidiaries in Mexico. The Company also added additional personnel in both Mexico and Canada as the growth of the Company’s accounting functions necessitated the increase in staffing levels. Additional costs were also incurred as a result of documenting and testing the Company’s internal controls related to the Sarbanes-Oxley Act, as regulatory requirement required by the United States Securities and Exchange Commission.

Consulting fees for the year increased from $468,989 in fiscal year 2005 to $690,164 in fiscal year 2006 with the addition of technical and professionally qualified personnel necessitated by the growth of the Company’s Mexican operations.

Insurance costs increased during the fiscal year with coverage of the Company’s property, plant and equipment for a 12-month period while in FY05, insurance coverage was for a partial period. This resulted in an increase in insurance costs from approximately $12,000 in FY05 to $186,000 in FY06.

During FY06, the Company implemented an aggressive marketing strategy to promote the Company in the United States and Europe and, in so doing, incurred approximately $869,000 in investor relations services. Much of this cost can be attributed to a general marketing strategy to promote the Company in the United States and Europe. Expenditures in investor relations are necessary to attract new investors and to inform current shareholders of the Company’s progress.

During FY06, the Company graduated to the Toronto Stock Exchange (“TSX”) trading under the symbol “GPR”. As a result, the Company incurred an additional $225,000 in related filing and legal fees during this period relative to FY05. The transfer onto TSX is expected to increase the Company’s exposure to institutional and retail investors in both domestic and international markets.

With the growth in the Company, an increase in office supplies, telephone costs and rent were incurred during the year. These costs directly relate to the initial set up of administrative offices at Topia and Guanajuato, and maintaining an administrative location in Durango. In addition, the Vancouver office has experienced substantial growth with additional staff necessitating the move to additional larger premises.

Development of the Company’s mining operations resulted in an increase in travel and related expenses associated with overseeing and managing activities in Mexico. Travel costs for FY06 were $287,973 compared to $201,910 and $68,369 for FY 05 and FY04 respectively.

Mineral property exploration costs in FY06 were $3,968,083 compared to $2,340,398 and $1,710,243 in FY05 and FY04, respectively. The increased costs are largely attributed to the Company’s ongoing development of its mineral properties to better define its resources. With the high demand for qualified drillers, geologists and other mining related personnel, many Companies like Great Panther are incurring higher than normal costs for these services because of the general shortage of qualified individuals.

Interest expense was $830,236 for FY06, compared to $357,011 in FY05 and “nil” in FY04. The increase is a result of the interest accreted on debts. On the purchase of the Company’s mineral properties, the Company was required by Canadian GAAP to discount the carrying value of the debt by an effective rate of interest. The effective rate of interest was estimated to be 26.8%.

The Company also incurred non-cash stock-based compensation expenses of $4,672,774 for FY06 compared to $357,298 and $393,850 for FY05 and FY04, respectively. The substantial growth of the Company, and the need to attract and retain quality individuals resulted in this additional expenditure.

Overall, the loss for the twelve months ended December 31, 2006 (“FY06”) was $15,084,437 compared to $5,231,685 and $2,893,657 for the twelve month periods ending December 31, 2005 (“FY05”) and December 31, 2004, (“FY04”), respectively for the above noted reasons.

During the year, the Company raised gross cash proceeds of $15 million through one private placement and $2,020,000 from the issuance of a convertible note. In addition, the Company received proceeds of approximately $10.1 million through the exercising of warrants and options.

Summary of Quarterly Results

The following table summarizes information derived from the Company’s financial statements for each of the eight most recently completed quarters:

	Revenue	Income (loss)(1)	Income (loss) per share(1)
December 31, 2006	$ 3,876,592	(7,785,139)	$(0.12)
September 30, 2006	$ 1,828,398	(1,289,174)	$ (0.02)
June 30, 2006	$ 959,062	(3,036,687)	$ (0.06)
March 31, 2006	$ 405,390	(2,973,437)	$ (0.05)
December 31, 2005	$Nil	(1,538,101)	$ (0.07)
September 30, 2005	$Nil	(1,625,282)	$ (0.07)

June 30, 2005	$Nil	(806,327)	$ (0.03)
March 31, 2005	$Nil	(1,261,975)	$ (0.05)
(1)

The loss per share has been restated to reflect the Company’s 2005 change in accounting policy with respect to accounting for exploration expenditures. Prior to October 2005, acquisition and exploration expenditures were capitalized to mineral property interests. Under the new policy, exploration expenditures are expensed prior to commercial feasibility of mining operations being established. Acquisition costs will continue to be capitalized.

FOURTH QUARTER DISCUSSION

The Company earned revenue of $3.877 million during the fourth quarter of operations compared to revenues of $1.828 million for the previous quarter. This increase can largely be attributed to increased production at both the Topia and Guanajuato operations. At year end, throughput at the Topia and Guanajuato plants was 160 and 700 tonnes per day, respectively, with two of three ball mills operating at each location.

The Company incurred a loss of $7,785,139 for the quarter ended December 31, 2006 (“FY06-Q4’), compared to a loss of $1,538,101 for the quarter ended December 31, 2005 (“FY05-Q4”). This increase, as noted earlier, can be largely attributed to the shift from a company primarily focused on exploration to a company now focused on mining precious and base metals. This transition has necessitated the addition of new personnel in the areas of mine operations and management, finance and administrative functions, data and information management, and investor and corporate relations.

Relative to the other quarters of FY06, the loss in the fourth quarter was substantially greater. This increase can be attributed to the fair value of the stock compensation granted during this period. The fair value of the stock options granted during FY06-Q4 was recognized to be $3,204,269 with approximately 60% of these options granted to employees in Mexico. Other expenditures incurred during the fourth quarter included $197,000 in filing and legal fees associated with the Company’s graduation to the TSX, and $120,000 for accounting and consulting fees related to Sarbanes-Oxley compliance work, as well as the addition of technical personnel.

It is part of the Company’s accounting policy to depreciate its assets over the estimated useful life of the mines. This “mine life” for accounting purposes must be based upon the estimated resources known to exist at any given time. As the recent NI 43-101 report for the Topia Mine estimated a preliminary resource that, if converted to reserves, could be sufficient for a five year mine life, and there are not yet any resources compliant with NI 43-101 for the Guanajuato Mine, it was decided during the fourth quarter of 2006 that, for accounting purposes, the life expectancy of the Company’s two mines would be revised from 10 years to 5 years. As further resources are defined and as Great Panther continues to develop its mine plan, it is expected that the mine life will increase and the Company’s amortization rate of its mining assets may be adjusted accordingly. During Q4-06, the Company recorded an additional $1.2 million amortization/depletion expense relative to the other quarters.

Exploration costs for Q4-06 were $2,278,849. The increase in exploration costs during the quarter results from the Company’s overall strategy to identify additional resources, referred to above under “Results of Operations”. In addition, the Company began work on its Mapimi property which contributed to the additional exploration costs for the quarter.

PRIMARY MINING PROPERTIES

Topia Mine

The Topia Silver-Lead-Zinc Mine is located in the heart of the Topia Mining District in west-central Durango State, Mexico. With small scale-mining first reported in 1538, the District is one of the earliest exploited regions in Mexico and is within a geological region known for prolific precious metal production dating back to pre-colonial times.

During the first quarter of the fiscal year, the Company reached a significant milestone in its transition to becoming a primary silver producer with the first shipment of concentrates from the Topia Mine in March 2006. Production increased throughout the year and the commissioning of a second ball mill raised the plant’s capacity from 120 to 170 tonnes per day. The Company anticipates a further increase in the plant’s capacity to 200 tonnes-per-day by mid-2007 and 300 tonnes-per-day by early 2008.

On December 28, 2006, the Company filed a NI 43-101 resource estimate for the Topia Mine, which is available for viewing on the Company’s website www.greatpanther.com or under the Company’s profile at www.sedar.com. The resource contains 165,000 tonnes in the combined measured and indicated categories grading 480 g/t, 0.867 g/t Au, 4.87% Pb, and 4.5% Zn and an additional 71,700 tonnes of inferred mineral resources grading 443 g/t Ag, 0.686 g/t Au, 4.31% Pb and 4.02% Zn.

For the year, throughput at the plant was 22,445 tonnes at a head grade of 340 g/t Ag, 0.66 g/t Au, 3.23% Pb and 3.93% Zn, or 25.3 oz/t Ag Eq. Average recoveries of 86.6% for Ag, 83.0% Au, 85.8% Pb and 84.7% Zn were realized which resulted in the production of 208,005 oz Ag, 406 oz Au, 1,381,637 lbs Pb and 1,636,139 lbs Zn for a silver equivalent production of 483,775 ounces.

A summary of production at Topia for 2006 is as follows:

	FY06-Q1	FY06-Q2	FY06-Q3	FY06-Q4	TOTAL
Tonnes milled	3,699.7	4,592.2	6,948.3	7,204.8	22,445.0

Gold ounces	69.2	85.4	106.4	145.0	406.0
Silver ounces	40,138.3	52,859.1	49,085.8	65,921.6	208,004.8
Lead tonnes	121.3	145.2	153.0	208.5	628.0
Zinc tonnes	130.8	166.4	201.8	244.8	743.8

Silver equivalent ounces (Ag eq)	90,381	115,672	121,166	156,556	483,775

In addition to the material processed for the Company’s account, an additional 5,912 tonnes were processed for various local miners. This custom milling uses up some of the excess plant capacity, helping to lower overall costs and increase efficiencies.

Production costs at Topia were reduced dramatically throughout the year and have continued to drop into 2007. Cash operating costs were CDN$3,715,363 for FY06 with production costs of $2,039,462 and ongoing site preparation costs totaling $1,675,901. The Company also incurred costs with the direct purchase of minerals from various independent miners. For the year, cash production costs were US$3.62/oz Ag Eq.

	$CDN Cost	US$ Cost per tonne	US$ Cost/oz (Ag eq)
Cash production costs	$ 2,039,462	$ 77.98	$ 3.62
Site preparation and other costs	$ 1,675,901	$ 64.08	$ 2.97

	$ 3,715,363	$ 142.06	$ 6.59

More than a dozen sub-parallel veins are known to exist at Topia and some extend for more than 4 kilometres along strike. During the year, ongoing westward development of the mine continued to demonstrate high grades of silver-lead-zinc. In addition, new underground drilling and sampling has shown that the deeper portions of the Madre, La Dura, and Animas veins are also increasingly rich in gold. Although vein widths are narrow in this part of the district, the Company is continuing to use a resuing method of mining that significantly reduces dilution, such that the grades reported from sampling are very close to head grades reported at the plant. The increase in gold grades in some of these veins will obviously enhance the economics of their development, particularly as they have been found to be up to ten times the historical gold grades at Topia.

In order to increase production and maximize efficiencies in this area, Great Panther purchased a 100% interest in a strategic claim in March 2006 that is contiguous with the existing Topia Mine Property. The 100 hectare Arcoiris concession contains portions of the strike extension and down-dip projection of the Dos Amigos Vein that the Company was developing on its own ground. In addition, the new claim contains much of the Don Antonio vein, from which Peñoles produced silver-lead-zinc in the past.

Immediately behind the plant, a decline ramp from the main access adit (tunnel), Level 'A', has intersected the western edge of previous stoping on the Argentina vein. This is the top priority area for development and exploitation due to its proximity to the mill and the presence of multiple parallel, thick and high grade silver-lead-zinc veins. A cross-cut from the ramp intersected the main vein wherein 3 channel samples returned grades of 2,060 to 2,640 g/t Ag and 29 to 36% combined Pb-Zn over 1.0 metre. The vein in the end of the westernmost stope is still approximately 1.0 metre wide and consists of quartz-barite with bands of galena and sphalerite (sampling in progress). The distance from here to the closest surface drill hole (A04-02 from Great Panther's 2004 program that returned grades of 708g/t Ag, 4.0% Pb and 4.2% Zn over 1.8 metres) is approximately 300 metres, part of which contains former reserve blocks of Peñoles (now classified as Historical Resources). This represents a large block of potential high grade resources and will be targeted by an underground drill program. Small scale production from the Argentina vein began in FY07-Q1 and will build as the veins are developed on multiple levels.

Guanajuato Mine

The Guanajuato Silver-Gold Mine in Guanajuato, Mexico consists of three principal mines, the Valenciana, Cata and Rayas. These mines occupy the heart of the 25 kilometre long Veta Madre (Mother Lode) structure that controls the majority of the silver-gold mineralization in the Guanajuato Mine District. Silver was discovered in the area in 1548 with estimates of historical production ranging from 700 million to 1.5 billion ounces of silver, and 4 to 7 million ounces of gold.

Limited drilling was completed on the property in the 1980's and 1990's which indicated that silver-gold mineralization which continues to depth under the existing workings. Based upon this work, a "reserve" and "resource" estimation, representing a possibility of 4.7 million ounces of silver and 38,000 ounces of gold was completed in 2000. This resource and reserve estimate is considered to be part of the global resource of 2,750,000 tonnes grading 1.56 g/t Au and 176 g/t Ag, established by the previous owners of the property. Neither of these disclosures follows the requirements for reserves and resources outlined in NI 43-101 and both are regarded as historical in nature.

Mining at Guanajuato has been conducted since the year 1600, initially by the Spaniards but since 1939 by a mining cooperative. Production by the latter, from whom the Company bought the property, had dwindled to about 200 tonnes-per-day (“tpd’) by 2005, despite the plant capacity of 1,200 tpd. It stopped completely in August of that year and Great Panther took possession of the mine in December 2005.

After a period of preliminary plant and mine rehabilitation, Great Panther commenced production in June of 2006 on easily accessible low grade stockwork zones. The development of high grade zones did not proceed as quickly as originally anticipated however, and only in Q1 2007 did these reach the point where they were contributing to production. As such, the average head grades at Guanajuato remained low for 2006. With increasing production from the higher grade zones in 2007, the average grade for the mine has improved.

The plant at Guanajuato contains three ball mills, each of which has a nominal rating of 400 tpd. The Company initiated production with one ball mill and brought a second on stream in November 2006 such that the plant was running at an average of 700 tpd by year-end. It is anticipated that the third ball mill will be commissioned in mid-2007, effectively raising the plant capacity to 1,200 tpd, although this rate will also depend upon the level of mine production. The aforementioned delays in the feed of higher grade ore from the mine meant that the plant did not operate to its full capacity during 2006. Total throughput for the period of operation in 2006 amounted to 86,111 tonnes at an average grade of 58 g/t Ag and 0.55 g/t Au, or 2.7 oz/t of Silver Equivalent (Ag Eq) for Ag Eq production of 155,085 ounces.

A summary of production at Guanajuato for 2006 is as follows:

	FY06-Q1	FY06-Q2	FY06-Q3	FY06-Q4	TOTAL
Tonnes milled	-	10,072.6	36,106.3	39,932.0	86,110.6

Gold ounces	-	180.6	387.4	419.7	987.7
Silver ounces	-	13,735.3	39,245.9	52,498.8	105,480.0

Silver equivalent ounces (Ag eq)	-	22,986	58,616	73,484	155,085

At Guanajuato, total operational cash production costs for FY06 totaled CDN$3,403,684, of which $3,102,863 relates directly to production and $300,821 related to site preparation costs. The Company elected to expense these costs in accordance with its accounting policy. Due to the low grade, the production cost per ounce for 2006 was US$17.17/oz. Ag Eq. The Company anticipates cash operating costs at Guanajuato for 2007 to be lower with the achievement of higher grades.

	$CDN Cost	US$ Cost per tonne	US$ Cost/oz (Ag eq)
Cash production costs	$ 3,102,863	$ 30.92	$ 17.17
Site preparation and other costs	$ 300,821	$ 3.00	$ 1.66

Total operational cash costs	$ 3,403,684	$ 33.92	$ 18.83

Mining is currently being conducted in the San Vicente North and Guanajuatito areas, both of which are accessible by ramps. San Vicente North is adjacent to the southeast side of the old Animas Mine, where surface drilling by Great Panther in 2006 intersected zones of previously unknown high grade silver-gold mineralization. Similarly, mining at Guanajuatito is pursuing a zone of high grade mineralization intersected by the Company’s surface drilling in late 2005. As such, both of these areas are expected to play a significant role in the near term production plans of the Company. Furthermore, that this mineralization is located near surface underscores the probability that the upper levels of the Guanajuato Mine Complex have not been mined out.

In May 2006, the Company purchased an additional 3.88 hectares of real estate adjacent to the plant at the Guanajuato Silver-Gold Mine Complex in order to facilitate any future expansion of the plant facilities and to protect the plant site from any possible development nearby. Great Panther already owns the land occupied by the plant and administration facilities and the Company has already received clear title to the new property.

From Q4-2005 to year-end 2006, the surface diamond drilling program at Guanajuato totaled 6,753 metres in 34 holes and was highly successful in identifying and delineating three new zones of silver-gold mineralization in the northwest, central and southeast parts of the mine property. These discoveries highlight the lack of previous exploration on the property and the potential for new zones to be found throughout the mine. In addition, the easy access to these zones from existing underground workings means that they can be developed and mined quickly and cost-effectively.

PRIMARY EXPLORATION PROPERTIES OF THE COMPANY

At the end of the fiscal year, the Company, through its wholly owned subsidiary, MMR, owned or held options on three exploration stage projects: Mapimi (formerly Km66), San Antonio (including the Santo Nino option), and Virimoa.

Mapimi Project

The Mapimi Project (formerly Km66) is an advanced stage exploration project that hosts significant silver-lead-zinc-gold mineralization with excellent potential for a large bulk tonnage deposit. If continued work proves successful, it could be developed quickly with the goal of defining a new resource amenable to open pit mining, thereby significantly enhancing Great Panther's growing portfolio of silver projects. The property consists of 17 concessions in northeast Durango State and is bisected by a paved highway approximately 100 kilometres from Peñoles' smelter at Torreon, so infrastructure is considered excellent.

On September 11, 2006, the Company signed an Option Agreement for the right to earn a 100% interest in the 3,508 hectare property, subject to a 3% Net Smelter Return (“NSR”). Terms of the agreement call for the Company to make staged cash payments and share issuances totaling US$3,000,000 and 500,000 shares, over a period of 4 years. If the option is exercised, the Company can purchase up to 2% of the NSR, for US$500,000 per 0.5%.

On September 28, 2006, the Company filed a NI 43-101 compliant resource estimate for the property prepared by Wardrop Engineering (“Wardrop”) of Vancouver, B.C., which is available for viewing on the Company’s website at www.greatpanther.com or under the Company’s profile at www.sedar.com. The independently produced report estimated that the Palmitas and Gloria Zones together contain an Inferred Mineral Resource of 4,969,800 tonnes at a grade of 59 g/t Ag, 0.13 g/t Au, 0.81% Pb and 1.31% Zn. Wardrop calculated that these grades equate to a silver equivalent grade of 139 g/t using commodity prices (based upon 3 year averages) of US$7.70/oz for silver, US$471/oz for gold, US$0.41/lb for lead and US$0.69/lb for zinc and recoveries of 76%, 70%, 80% and 80%, respectively. This resource equates to a total of 22.3 million ounces of silver equivalent.

The resource estimate was based upon a comprehensive exploration program completed on the property by Coeur d'Alene Mines during 1997 and 1998, wherein they drilled 81 reverse circulation holes (7,515 metres & 3,614 samples) and 22 diamond drill holes (2,983 metres & 900 samples). The geological database also includes 422 surface channel samples. Coeur d'Alene returned the property to the vendor in 1998 due to depressed mineral prices prevailing at that time. The resource includes 2,643,600 tonnes of oxide material at a grade of 51 g/t Ag, 0.11 g/t Au, 0.73% Pb and 0.98% Zn for a silver equivalent grade of 113 g/t and 2,326,200 tonnes of sulphide mineralization at a grade of 68 g/t Ag, 0.16 g/t Au, 0.90% Pb and 1.69% Zn for a silver equivalent grade of 169 g/t. As the grade of sulphide mineralization is 50% higher than the 40-60 metre-thick oxide zone, the Company expects the overall grade of the resource to increase over time as the deposit is extended to depth.

A first phase exploration program is underway and consists of detailed geological mapping and re-sampling of outcrops, adits and trenches; an airborne geophysical survey and ground induced polarization geophysical survey; and a 5,000 metre core drilling program, which commenced in December 2006.

San Antonio Project

The San Antonio Gold-Copper Project, located in the Guadalupe y Calvo Mining District, State of Chihuahua, Mexico, consists of four contiguous mining concessions covering in the aggregate 11,946 hectares.

Multiple targets have been identified by Great Panther at San Antonio within a variety of geological settings, including gold-copper veins, breccias and stockworks, as well as silver-lead-zinc veins. A total of 20 separate mineralized structures have been identified to date. Underground sampling by the Company in 2004 along the Santo Nino Zone returned an average grade of 7.75 g/t gold over an average width of 3.03 meters along a 25 metre strike length. Great Panther previously had an option to acquire a 100% interest in the Santo Niño concession and, subsequent to year-end has exercised that right and is in the process of transferring the title. The Company now owns a 100% undivided interest in the entire San Antonio package. (During the year, the Company elected to discontinue exploration of the San Taco property, which previously formed part of the project).

On December 7, 2006, the Company signed a Letter of Intent with Altair Ventures Incorporated to which Altair was granted an option to earn a 70% interest in the San Antonio property. Pursuant to the Letter of Intent, Altair may exercise the option by making staged cash payments of US$200,000, (of which $20,000 has been received by the Company since December 31, 2006), issuing 200,000 Altair common shares to the Company and incurring a minimum US$1 million of exploration expenditures over a three-year period. Mr. Robert Archer is a non-executive director of Altair Ventures Incorporated.

Virimoa Project

On June 13, 2005, the Company signed an Option Agreement to purchase a 100% interest in the Virimoa Property located in the Topia Mining District, State of Durango, Mexico. Terms of the agreement call for the Company to make four staged cash payments and share issuances totaling US$300,000 and 300,000 shares, over a period of three years. If the option is exercised, the property owner will retain a 2% NSR, half of which can be purchased for US$1 million.

The project consists of two mining concessions comprising 148 hectares and hosts a zone of intense alteration, exposed for more than 350 metres. The Virimoa property is situated in the heart of the Sierra Madre Mineral Belt and is centrally located between several significant deposits. It lies approximately 17 kilometers southwest of the Company’s Topia Silver-Lead-Zinc Mine, which can be used for logistical support, and was identified as a result of Great Panther’s ongoing regional evaluation around the mine. In addition, Virimoa is approximately 30 kilometres west of La Ciénega, Mexico’s largest gold mine, currently in production and owned by Compañía Minera Peñoles.

There was no work conducted on the Virimoa Project in 2006 as the Company focused its efforts on getting its two mines into production.

LIQUIDITY AND CAPITAL RESOURCES

At the end of the 2006 fiscal year, the Company had two operations that generated revenues. The Company’s financial success relies on production success at the Company’s existing mines as well as management’s ongoing ability to find economically viable mineral deposits. This process can take years and is largely based on factors that are beyond the control of Great Panther.

In order to finance development, mining, exploration activities and corporate overhead, the Company is dependent in part on investor sentiment remaining positive towards the silver and gold industry generally, and towards Great Panther in particular, so that, if required, funds can be raised through the sale of the Company’s securities. Many factors have an influence on investor sentiment, including a positive climate for mineral exploration, a company’s track record and the experience and calibre of a company’s management. There is no certainty that equity funding will be available at the times and in the amounts required to fund the Company’s activities.

Cash and Financial Conditions

At December 31, 2006, the Company had cash and cash equivalents of $9,208,048 compared to $5,295,397 as at December 31, 2005. The Company’s financial instruments are all fully cashable at any time so there are no restrictions on availability of funds. The increase in cash and cash equivalents is a direct result of the additional financing activities completed during the year. The Company’s excess cash are placed in guaranteed investment certificates.

The Company’s working capital at December 31, 2006 was $12,533,156 compared to $1,407,474 at December 31, 2005. Working capital, together with the anticipated exercise of warrants and options, should be adequate to fund the Company’s activities and to cover corporate overhead for the next fiscal year.

Great Panther does not have access to any lines of credit, nor other arrangements in place, to borrow funds. The Company also does not have any off-balance sheet financing arrangements. At this time, Great Panther does not use hedges or other financial derivatives.

Investing Activities

For the twelve months ended December 31, 2006, the Company’s net cash outflows from investing activities of $5,736,570 compared to an outflow of $6,258,661 for the twelve month period ended December 31, 2005. This difference is due to the continual rehabilitation of, and investment in, the Company’s mines. Much of the Company’s resources have been directed to the purchase of capital assets and the modernization and preparation of the mine sites for future development.

Financing Activities

On March 8, 2006, the Company completed a Convertible Note financing for gross cash proceeds of $2,020,000. The financing consisted of 8% per annum unsecured convertible note maturing March 9, 2010.

The note is convertible into common shares of the Company at a price of CDN$1.32 per share at the holders’ option at any time. The conversion feature of the note had a fair value of $1,006,000 using a Black-Scholes valuation model. The fair value of the conversion feature of the note was recorded as an equity component of the note financing, reducing the amount assigned to the debt component. The debt component is accreted to its fair value over the term to maturity as a non-cash interest expense charge.

On June 1, 2006, the Company closed an over-subscribed underwritten financing with Jennings Capital Inc., of 7,500,000 units at a price of $2.00 per unit (“Unit”) for gross cash proceeds of $15,000,000 and paid issue costs of $1,384,861. Each Unit comprises one common share and one-half of one transferable share purchase warrant. Each whole warrant entitles the holder, upon exercise, to acquire one common share of the Company at a price of $2.65 until June 1, 2008. The Company also issued 479,375 broker warrants entitling the holder to acquire one common share of the Company at $2.00 for a period of twenty-four months. The fair value of broker warrants of $251,500 is recorded as a cost of financing and is included in contributed surplus.

During the year, the Company paid in full the remaining debts associated with the Guanajuato purchase and the adjoining Fundiciones land acquisition, and paid portions of the debt associated with the Topia acquisition and the Arcoiris claim.

Subsequent to December 31, 2006, the Company received proceeds of $899,113 from the issuance of 1,031,514 shares on the exercise of 894,014 warrants and 137,500 options.

Outlook

At December 31, 2006, the Company had a cash and cash equivalents balance of $9,208,048 and anticipates additional cash proceeds from the exercise of options and warrants in 2007. These funds will be used primarily to fund exploration and the continued operation of the Topia and Guanajuato mines, and for general working capital needs. Revenue from operations is expected to increase in 2007 with increased capacity at both sites.

The Company is continuing the development of long term mine plans for both Topia and Guanajuato, to ensure ongoing proper assessment and expansion of mining operations. Digital mapping and modelling of the mines at Topia and Guanajuato will be continuing as the database is built up at each location.

The Company has approved US$4.2 million of capital expenditures at the two mines. These funds will be used for further mine development and new equipment. Exploration budgets are currently being developed and the Company is considering a drilling program of up to 50,000 metres of surface and underground drilling at Topia, Guanajuato and Mapimi. Diamond drilling programs for Topia and Mapimi are underway with the goal of doubling existing resources by the end of 2007.

Construction of a new “state-of-the-art” assay laboratory at the Guanajuato Mine is scheduled for completion in mid-2007. This facility will be independently operated by SGS Laboratories under contract to Great Panther. The laboratory will process all samples from the Guanajuato mill and mine as well as all exploration samples for the entire Company, estimated at approximately 65,000 per year.

No new financing is being considered at this time as cash reserves, anticipated proceeds from the exercise of warrants and options, and cashflows from production are expected to finance capital and operational costs for the foreseeable future.

Liabilities

The following table outlines the gross principal repayment on the long-term debt of the Company:

TRANSACTIONS WITH RELATED PARTIES

	2006	2005
Consulting fees paid or accrued to a company controlled by a director of the Company	$ 197,750	$ 170,880
Consulting fees paid or accrued to a company controlled by an officer of the Company	$ 162,628	$ 84,407
Management fees paid or accrued to a company controlled by a director of the Company	$ 190,500	$ 102,076
Office and administration fees paid or accrued to a company controlled by a director of the Company	$ 101,060	$ 78,388

RISK FACTORS ASSOCIATED WITH MINING

Exploration and development stage of the properties

Despite exploration work on the Company’s mineral properties and a long history of continuous production at both the Topia and Guanajuato Mines, no defined bodies of commercial ore or economic deposits have been established to the satisfaction of NI 43-101 on any of the mineral properties. In addition, the Company is in the exploration stage at the San Antonio, Virimoa and Mapimi projects and substantial additional work will be required in order to determine if any economic deposits occur on these properties. Even in the event commercial quantities of minerals are discovered, these properties might not be brought into a state of commercial production. The search for valuable minerals as a business is extremely risky. Finding mineral deposits is dependent on a number of factors, not the least of which is the technical skill of exploration personnel involved.

The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices. Most of these factors are beyond the control of the entity conducting such mineral exploration. There can be no assurance that operations will be profitable in the future.

Market forces outside the control the Company

The marketability of minerals is affected by numerous factors beyond the control of the entity involved in their mining and processing. These factors include market fluctuations, government regulations relating to prices, taxes, royalties, allowable production, import, exports and supply and demand. One or more of these risk elements could have an impact on costs of an operation and if significant enough, reduce the prospects of profitability of operations and threaten commercial continuation.

Competition and agreements with other parties

The mineral industry is intensely competitive in all phases. The Company competes with many companies possessing greater financial resources and technical facilities than ourselves for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

Limited operating history

Since the Company has only recently begun the development of its mineral resource properties, it has a limited production history on which to base an evaluation of its prospects. Recent activities have consisted of locating and acquiring interests in the properties that the Company currently holds. However, the Company has no way to evaluate the likelihood that it will be able to operate its business successfully or that its properties contain a sufficient amount of economically recoverable reserves. The Company recognizes that if it is unable to generate significant profitable revenues from mining operations and/or any dispositions of its properties, it may not be able to earn profits or continue operations, potentially resulting in significant losses in the future. At this early stage of its operations, the Company also expects to face the risks, uncertainties, expenses and difficulties frequently encountered by companies at the early stage of their business development. The Company cannot be sure that it will be successful in addressing these risks and uncertainties and its failure to do so could have a materially adverse effect on its financial condition. Aside from the professional track record of the Company’s management team, there is no history upon which to base any assumption as to the likelihood that the Company will prove successful, and it can provide investors with no assurance that it will generate net operating revenues or achieve profitable operations.

Ability to continue as a going concern

Although the Company generated more than $7 million in gross revenues from its mining activities during fiscal year 2006, it has not yet generated net revenues from its business, and cannot anticipate when it will be able to do so. Therefore the Company may need to raise additional funds for further exploration and future development of its mining claims and to respond to unanticipated requirements or expenses. The Company does not currently have any arrangements for financing and the Company can provide no assurance to investors that the Company will be able to find such financing if required. The most likely source of future funds presently available to the Company, in addition to its existing cash reserves and proceeds from production, is through the sale of equity capital. These circumstances raise doubt about its ability to continue as a going concern, notwithstanding its current cash and working capital position.

Environmental factors

There is no assurance that environmental regulations will not change in a manner that could have an adverse effect on the Company’s financial condition, liquidity or results of operations. Environmental legislation is constantly expanding and evolving in ways that impose stricter standards and more rigorous enforcement, with higher fines and more severe penalties for non-compliance, and increased scrutiny of proposed projects. There is an increased level of responsibility for companies, and trend towards criminal liability for officers and directors for violations of environmental laws, whether inadvertent or not.

Mineral prices subject to dramatic and unpredictable fluctuations

The market price of precious metals and other minerals is volatile and cannot be controlled. If the price of precious metals and other minerals should drop significantly, the economic prospects of the projects in which the Company has an interest could be significantly reduced or rendered uneconomic. There is no assurance that, even if commercial quantities of ore are discovered, a profitable market may exist for the sale of same. Factors beyond the Company’s control may affect the marketability of any minerals discovered.

Mineral prices have fluctuated widely, particularly in recent years. The marketability of minerals is also affected by numerous other factors beyond the Company’s control, including government regulations relating to royalties, allowable production and importing and exporting of minerals etc., the effect of which cannot be accurately predicted.

PROPOSED TRANSACTIONS

At the date of this MD&A, there are no proposed transactions considered by the Company.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements is in conformity with generally accepted accounting principles and requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of expenditures for the reporting period. Significant areas requiring use of management estimates relate to the assessment of impairment and useful life of mineral properties, plant and equipment, site restoration costs, valuation of amounts receivable and future income taxes, assumptions used in determining the fair value of non-cash stock-based compensation, the fair value assigned to the net assets acquired and liabilities assumed on acquisition, and amounts accrued as accrued liabilities. Actual results, therefore, could differ from these estimates. A summary of the Company’s significant accounting policies is set out in Note 2 of the consolidated financial statements for the year ended December 31, 2006.

The accounting estimates believed to require the most difficult, subjective or complex judgments, and which are the most critical to our reporting of results of operations and financial position, are as follows:

Amortization

The Company’s mineral properties, plant and equipment are amortized based upon estimates of useful lives and mineral properties and related plant and equipment are amortized using the units of production method based upon proven and probable reserve estimates when available. These estimates may change in circumstances where the assets’ useful life change based upon new information.

Site Restoration Costs

Upon the completion of any mining activities, the Company will customarily be required to undertake environmental reclamation activities in accordance with local and/or industry standards. The estimated costs of these reclamation activities are dependent on labour costs, the environmental impacts of the Company’s operations, the effectiveness of the chosen reclamation techniques, and on applicable government environmental standards. Changes in these factors could cause a significant change in the reclamation expense.

Stock-based Compensation Expense

From time to time, the Company may grant share purchase options to directors, employees and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise and interest rates. Changes to any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

Income Taxes

The Company uses the liability method which takes into account the differences between financial statement treatment and tax treatment of certain transactions, assets and liabilities. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Valuation allowances are established to reduce future tax assets when there is potential that some or all of the assets will not be realized. Estimates of future taxable income and the continuation of ongoing prudent tax planning arrangements have been considered in assessing the utilization of available tax losses. Changes in circumstances and assumptions and clarifications of uncertain tax regimes may require changes to the valuation allowances associated with the Company’s future tax liabilities.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Mineral Property Exploration Expenditures

During fiscal year 2005, the Company retroactively changed its accounting policy with respect to accounting for exploration expenditures whereby, exploration expenses incurred prior to determination of the feasibility of mining operations, periodic payments and administrative expenditures are expensed as incurred.

Mineral property acquisition costs and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operations are capitalized until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. Mineral property acquisition costs include the cash consideration and the fair value of common shares issued for mineral property interests, pursuant to the terms of the relevant agreement. These costs are amortized over the estimated life of the property following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned, or when impairment in value has been determined to have occurred.

Prior to October 1, 2005, acquisition and exploration expenditures were capitalized to mineral property interests. Under the new policy, exploration expenditures are expensed while acquisition costs continue to be capitalized. This change has been applied retroactively and increased the loss for the year ended December 31, 2004 by $1,710,243 increasing the deficit to $4,611,056 as at December 31, 2004. This change has also increased the loss per share by $0.11 for the year ended December 31, 2004 to $0.22. This change in policy had no effect on the opening deficit as at January 1, 2004.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Effective January 1, 2007, the Company has adopted CICA Handbook Section 3855 Financial Instruments – Recognition and Measurement, CICA Handbook Section 3865 Hedges and CICA Handbook Section 1530 Comprehensive Income (the “Financial Instruments Section”). As the Company has not previously undertaken hedging activities, adoption of Section 3865 will have no impact. Prior to December 31, 2006, the principal accounting policies affecting the Company’s financial instruments related to marketable securities that were valued at the lower of original cost and quoted market value.

The adoption of the Financial Instrument Standards will result in the Company classifying marketable securities as available for sale investments and all derivative and other financial instruments as held for trading assets or liabilities measured at fair value. The Company has no derivative financial instruments or other financial instruments held for trading at December 31, 2006. Transitional adjustments in respect of these available for sale assets, if any, will be recorded to the opening investment balances and accumulated other comprehensive income on January 1, 2007.

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable and advances, accounts payable accrued liabilities. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair market values of these financial instruments approximate their carrying values, unless otherwise noted.

SHARES OUTSTANDING

At the date of this MD&A, the Company had 70,828,862 common shares issued and has 12,901,864 warrants and 6,446,700 options outstanding.

The convertible note of $2,020,000 carries a conversion feature whereby it may be converted into 1,530,303 common shares of the Company at $1.32 per share.

ADDITIONAL DISCLOSURE REQUIREMENTS

Disclosure Controls and Procedures

The Company's Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining the Company's disclosure controls and procedures to provide reasonable assurance that all relevant information is gathered and reported to them on a timely basis so that the appropriate decisions can be made regarding public disclosures.

The Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company's disclosure controls and procedures have concluded that, as at December 31, 2006, the Company's disclosure controls and procedures were not fully effective, due to material weaknesses in the Company's internal control over financial reporting described below under "Internal Control over Financial Reporting".

Internal Controls over Financial Reporting

The Company's Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining internal control over financial reporting, and have designed internal control over financial reporting or caused internal control over financial reporting to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance to Canadian generally accepted accounting principles (GAAP), including a reconciliation to United States GAAP.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Chief Executive Officer and Chief Financial Officer have commenced the evaluation of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, pursuant to the requirements of Multilateral Instrument 52-109 and Rule 13a-15 under the U.S. Securities Exchange Act of 1934, as amended.  In making its assessment of internal control over financial reporting, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Management has concluded that, as of December 31, 2006, material weaknesses existed in the Company's internal control over financial reporting.  An internal control material weakness is a significant deficiency, or aggregation of deficiencies, that does not reduce to a relatively low level the risk that material misstatements in financial statements will be prevented or detected on a timely basis by employees in the normal course of their work.  This has resulted in a lack of accuracy and timely submission of financial reporting from its Mexican operations, including a lack of timely and accurate reconciliations of certain balance sheet items. Management has determined that the material weaknesses were caused by personnel constraints within the Company, evidenced by insufficient supervision by management.  Such material weakness could result in a failure to detect breakdowns in the effective operation of underlying controls and could result in material misstatements in the financial statements.

In addition, management has also concluded that, as of December 31, 2006, a material weakness also existed in the Company’s segregation of duties within the accounting and financing department. Certain duties within the accounting and finance departments were not properly segregated due to the limited number of individuals employed in this area. In addition, authorization of routine and top-side journal entries was identified as a weakness within the Company’s accounting and finance departments. None of the segregation of duty authorization or authorization deficiencies has resulted in a misstatement to the financial statements. These deficiencies however, may be considered a material weakness resulting in a more than remote likelihood that a material misstatement of the Company’s annual or interim financial statements would not be prevented or detected.

In the preparation of the consolidated financial statements for the year ended December 31, 2006, the Chief Executive Officer and Chief Financial Officer ensured additional procedures were being undertaken to compensate for the weaknesses described above.

Management has concluded that it needs to assign specific control monitoring responsibilities among senior executives to correct this material weakness and build capacity of its staff in its operations.  Management plans to recruit and train staff so as to remedy the above noted material weakness.

The Company is not a "large accelerated filer" as defined in the rules promulgated by the U.S. Securities and Exchange Commission.  Accordingly, this management internal control report is not accompanied by an attestation report of the Company's auditors.

Changes in Internal Control Over Financial Reporting

No changes were made in the Company's internal control over financial reporting during 2006 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ADDITIONAL SOURCES OF INFORMATION

Additional information relating to Great Panther can be found on SEDAR at www.sedar.com or the Company’s website at www.greatpanther.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER RESOURCES LIMITED

/s/ Kaare G. Foy

Kaare G. Foy

Executive Chairman and CFO

Date: May 22, 2007

CW1199901.1